   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 1994



                                                       REGISTRATION NO. 33-55227

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                     UNITED COMPANIES FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                     LOUISIANA
 (State or other jurisdiction of incorporation or                      71-0430414
                    organization)                        (I.R.S. Employer Identification Number)
                                           4041 ESSEN LANE
                                     BATON ROUGE, LOUISIANA 70809
                                            (504) 924-6007
                         (Address, including zip code, and telephone number,
                  including area code, of registrant's principal executive offices)
                                        ---------------------
                                            DALE E. REDMAN
                                       CHIEF FINANCIAL OFFICER
                                           4041 ESSEN LANE
                                     BATON ROUGE, LOUISIANA 70809
                                            (504) 924-6007
                      (Name, address, including zip code, and telephone number,
                              including area code, of agent for service)
                                        ---------------------
                                              Copies to:
      REED D. AUERBACH, ESQ.             LEE C. KANTROW, ESQ.             PETER J. GORDON, ESQ.
    STROOCK & STROOCK & LAVAN      KANTROW, SPAHT, WEAVER & BLITZER     SIMPSON THACHER & BARTLETT
       SEVEN HANOVER SQUARE        (A PROFESSIONAL LAW CORPORATION)        425 LEXINGTON AVENUE
  NEW YORK, NEW YORK 10004-2696          POST OFFICE BOX 2997         NEW YORK, NEW YORK 10017-3909
                                  BATON ROUGE, LOUISIANA 70821-2997

                             ---------------------
      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.
                             ---------------------
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 1994


PROSPECTUS

                     UNITED COMPANIES FINANCIAL CORPORATION


                      DEBT SECURITIES AND PREFERRED STOCK



     United Companies Financial Corporation ("UCFC" or the "Company") may offer from time to time, together or separately, (i) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), and (ii) shares of its preferred stock, par value $2.00 per share (the "Preferred Stock"), (the Debt Securities and the Preferred Stock are collectively referred to herein as the "Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Subordinated Debt Securities and Preferred Stock may be convertible or exchangeable into other series of Debt Securities or shares of the common stock, par value $2.00 per share, of the Company (the "Common Stock"). The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances the aggregate offering price of which will not exceed $200,000,000 (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).


     The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as Senior Debt Securities or Subordinated Debt Securities, authorized denominations, maturity, any premium, rate or method of calculation of interest, if any, and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms, and (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

     The Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Company. The names of any underwriters or agents of UCFC involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company from such sale, will be set forth in the applicable Prospectus Supplement.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
               The date of this Prospectus is             , 1994.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


       FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA (THE "NORTH CAROLINA INSURANCE COMMISSIONER") NOR HAS THE NORTH CAROLINA INSURANCE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.


       LOUISIANA INSURANCE LAWS AND REGULATIONS PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY AND THUS INDIRECT CONTROL OF ITS LOUISIANA DOMICILED INSURANCE SUBSIDIARIES, UNITED COMPANIES LIFE INSURANCE COMPANY AND UNITED GENERAL TITLE INSURANCE COMPANY, UNLESS SUCH PERSON HAS PROVIDED CERTAIN REQUIRED INFORMATION TO THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA AND SUCH ACQUISITION HAS BEEN APPROVED BY THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA, AFTER PUBLIC HEARING. UNDER LOUISIANA INSURANCE LAWS AND REGULATIONS, ANY PERSON WHO OWNS, CONTROLS OR HAS THE POWER TO VOTE 10% OR MORE OF THE VOTING SECURITIES OF A CORPORATION IS PRESUMED TO HAVE CONTROL OF THAT CORPORATION AND ITS SUBSIDIARIES. A SECURITY WHICH IS CONVERTIBLE INTO OR EVIDENCES A RIGHT TO ACQUIRE A VOTING SECURITY IS VIEWED AS A VOTING SECURITY. CONSEQUENTLY, NO PURCHASER IN THIS OFFERING MAY ACQUIRE, DIRECTLY OR INDIRECTLY, AN AMOUNT OF VOTING SECURITY WHICH WOULD BRING SUCH PURCHASER'S TOTAL HOLDINGS TO 10% OR MORE OF THE VOTING SECURITIES OF THE COMPANY, UNLESS SUCH PURCHASER HAS PROVIDED THE REQUIRED INFORMATION TO THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA AND THE ACQUISITION HAS BEEN APPROVED BY THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents, previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1993;

         (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994; and

         (c) The description of the Company's Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A filed on August 5, 1994.

       All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to he incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DALE E. REDMAN, CHIEF FINANCIAL OFFICER, UNITED COMPANIES FINANCIAL CORPORATION, 4041 ESSEN LANE, BATON ROUGE, LOUISIANA 70809. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. REDMAN AT (504) 924-6007.


                             AVAILABLE INFORMATION

       UCFC is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, reports, proxy statements and other information concerning UCFC may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

       This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                                  THE COMPANY

GENERAL

       The Company, founded in 1946, is a financial services holding company having mortgage and insurance operations. The Company's mortgage operations are focused on the origination, sale and servicing of first mortgage, non-conventional, home equity loans. The Company's financial performance has improved in recent years primarily as a result of its increased loan production and its reduced cost of funding due to the Company-sponsored public mortgage loan securitization transactions. The Company's strategy for increasing loan production includes continued geographic expansion, the introduction of new loan products and wholesale loan originations and acquisitions. Home equity loan production in 1993, 1992 and 1991 was $540 million, $301 million and $254 million, respectively. Home equity loan production for the first six months of 1994 was $425 million compared to $210 million for the same period of 1993.
The Company believes its securitization strategy improves its access to funding and thereby provides a distribution outlet capable of purchasing the Company's expanded home equity loan production. Increased loan production and securitization are the primary reasons that the operating income before income taxes of the Company's mortgage operations rose from $4.4 million in 1991 to $24.0 million in 1992 to $46.3 million in 1993. The Company's insurance operations sell primarily single premium deferred annuities marketed in 47 states, the District of Columbia and Puerto Rico and underwrite primarily residential title insurance in 28 states. For additional information regarding the Company's operations by business segment, see "Selected Financial and Other Data" herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

       The Company is incorporated in the State of Louisiana, its headquarters is located at 4041 Essen Lane, Baton Rouge, Louisiana 70809, and its telephone number is (504) 924-6007. As of June 30, 1994, the Company had approximately 1,300 employees.

MORTGAGE OPERATIONS

       United Companies Lending Corporation ("UC Lending" or "UCLC"), the Company's wholly owned mortgage subsidiary, originates, sells and services primarily first mortgage, non-conventional, home equity loans which are typically not loans for the purchase of homes. These loans are made primarily to individuals who may not otherwise qualify for conventional loans which are readily marketable to government-sponsored mortgage agencies or conduits and available through most commercial banks and many other lending institutions. The weighted average interest rate and the weighted average loan origination fee on UC Lending home equity loans originated during 1993 were 11.8% and 7.0%, respectively, and for such loans originated during the first six months of 1994, were 11.3% and 6.0%, respectively. The Company attributes these loan terms to its belief that its customers generally place a higher priority on the amount of the monthly payment and prompt credit approval than on the interest rate and origination fees associated with the loan. Further, borrowers of non-conventional loans may present a greater credit risk and generally pay higher interest rates and loan origination fees. Management of the Company believes that any greater credit risk arising out of making loans to these borrowers is compensated by higher fees and interest rates. The average home equity loan amount at origination was approximately $39,000 during 1993, up from $28,000 during 1992, and increased to $42,000 during the first six months of 1994. This increase has been due primarily to an expansion into geographic areas where home values are higher, a de-emphasis of second mortgage loans, an expansion of loan product lines and the introduction of a wholesale loan production program. UC Lending originated $531 million of first mortgage home equity loans in 1993, up 88% from $283 million in 1992 and originated $419 million of first mortgage home equity loans during the first six months of 1994 compared to $205 million for the same period of 1993. Loan originations are accomplished primarily through a retail branch network. During the third quarter of 1992, UC Lending initiated a wholesale loan network of correspondents and brokers through a division operating under the registered servicemark UNICOR Mortgage(R) ("UNICOR"). The Company has expanded this division which, as of June 30, 1994, was operating in 18 states. The Company plans to further expand UNICOR on a selective basis into other states. UNICOR offers fixed and adjustable rate home equity loans to borrowers of a credit quality comparable to borrowers who typically receive loans through the Company's branch network. Loans may be secured by one or more single family, owner-occupied or non-owner occupied, and multi-family properties. A network of field account executives solicit qualifying loans from mortgage correspondents and brokers within target markets by employing a combination of direct solicitation, participation in seminars, trade shows and conventions, as
well as advertising directed at the mortgage lender/broker market.   During
late 1993, UC Lending began another wholesale loan network which offers the same products as the UNICOR program to banks and other financial institutions through its division operating under the registered servicemark GINGER MAE SM, application pending for Federal registration, the acronym for the Good Neighbor Reinvestment Mortgage Assistance Loan Program. This program is intended to permit participating institutions to originate loans to borrowers who do not qualify for conventional credit. Loans purchased by UC Lending under this program are underwritten by UC Lending personnel prior to approval and funding under the same guidelines as those utilized by UNICOR. As of June 30, 1994, GINGER MAE SM had 38 financial institutions in 5 states participating in the GINGER MAE SM program. The Company has formed two separate subsidiaries and intends at a future date to operate the UNICOR and GINGER MAE SM divisions through these separate subsidiaries.


       Historically, most of the Company's home equity loans were held or sold to financial institutions. Since the fourth quarter of 1991, however, the secondary mortgage market's growing acceptance of mortgage-backed securities based on non-conventional home equity loans has allowed the Company to pool large numbers of loans for sale as mortgage-backed securities. In late 1991 and in 1992, this was accomplished primarily through private placement transactions. The weighted average interest spread on loans sold to third parties (the difference between the stated rate on the loan and the rate paid to purchasers, less certain recurring fees) ranged from 4.56% in 1992 to 6.06% in 1993 to 4.88% in the six months ended June 30, 1994. During 1993 and in the first six months of 1994, UC Lending securitized and sold publicly $451 million and $440 million of home equity loans, respectively, through a Company-sponsored shelf registration statement which has been amended to cover an additional $3 billion principal amount of mortgage-backed securities. The weighted average interest spread on loans sold is determined without regard to expected credit losses. Therefore, the spread is not impacted by projected or actual credit losses. Such securitization transactions are credit enhanced and have received ratings of "Aaa" from Moody's Investors Service, Inc. and "AAA" from Standard & Poor's Ratings Group, a division of McGraw Hill, Inc. The Company presently intends to effect securitization transactions on a quarterly basis, but the amount and timing of sales of securities under the shelf registration statement will depend upon market and other conditions affecting the operations of the Company. Servicing rights are retained on substantially all loans sold, and as of June 30, 1994, UC Lending serviced approximately 46,000 home equity loans having an aggregate principal balance of approximately $1.4 billion. The ability of the Company to sell loans and/or mortgage-backed securities in the secondary market is essential for continuation of the Company's loan origination operations. A prolonged, substantial reduction in the size of the secondary market for home equity loans may adversely affect the Company's ability to sell its loan originations and/or mortgage-backed securities in the secondary market with consequent adverse impact on the Company's profitability and future originations. Moreover, market and other considerations could affect the timing of the Company's securitization transactions and delays in such sales could reduce the amount of gains recognized from the sale of loans in a given quarter.

       The Company derives a significant portion of its income by realizing gains upon the sale of loans due to the excess servicing income of such loans. Excess servicing income represents the excess of the interest rate payable by a borrower on a loan over the interest rate passed through to the investor acquiring an interest in such loan, less the Company's normal servicing fee and other applicable recurring fees. When loans are sold, the Company recognizes as current income the present value of the excess servicing income expected to be realized over the anticipated average life of loans sold less future estimated credit losses relating to the loans sold. At June 30, 1994, the Company's balance sheet reflected capitalized excess servicing income of approximately $149 million and an allowance for loss on loans serviced of approximately $20.5 million. The capitalized excess servicing income is computed using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. The weighted average discount rate used to determine the present value of the balance of capitalized excess servicing income on home equity loans reflected on the Company's balance sheet at June 30, 1994, was approximately 9.9%. The Company is not aware of an active market for this kind of receivable. No assurance can be given that this receivable could in fact be sold at its stated value on the balance sheet.

       Capitalized excess servicing income is amortized over the lesser of the estimated or actual remaining life of the underlying loans as an offset against the excess servicing income component of servicing income actually received in connection with such loans. Although management of the Company believes that it has made reasonable estimates of the excess servicing income likely to be realized, it should be recognized that the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from these estimates. The Company periodically reviews its prepayment assumptions in relation to current rates of prepayment and, if necessary, writes down the remaining asset to the net present value of the estimated remaining future excess servicing income. Rapid increases in interest rates or competitive pressures may result in a reduction of excess servicing income, thereby reducing the gains recognized by the Company upon the sale of loans in the future.

       The gain recognized by the Company upon sale of loans will have been overstated if the excess servicing income actually received by the Company is less than originally assumed. An acceleration of future prepayments could result in capitalized excess servicing income amortization expense exceeding realized excess servicing income, thereby adversely affecting the Company's servicing income and resulting in a charge to earnings in the period of adjustment. Likewise, if delinquencies or liquidations were to occur sooner in the portfolio of loans sold by the Company and/or with greater frequency than was initially assumed, capitalized excess servicing income amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment.

INSURANCE OPERATIONS

       United Companies Life Insurance Company ("UC Life" or "UCLIC"), the Company's wholly-owned life insurance subsidiary domiciled in Louisiana and organized in 1955, is currently authorized to conduct business in 47 states, the District of Columbia and Puerto Rico. The primary products of UC Life are single premium deferred annuities marketed principally through financial institutions and independent agents. Premiums for these annuities currently average approximately $20,000 per contract and are generally sold to middle income customers seeking tax deferred insurance products, primarily to provide savings for retirement. UC Life produced $208 million, $187 million, $176 million and $116 million in sales of annuity products during the years ended December 31, 1993, 1992 and 1991 and in the six months ended June 30, 1994, respectively. At June 30, 1994, total annuity reserves were approximately $1.4 billion. UC Life continues to focus its efforts on improving the quality and liquidity of its investment portfolio. At June 30, 1994, the weighted average rating of its publicly traded bond portfolio according to nationally recognized statistical rating agencies was "AA". At June 30, 1994, the amortized cost of the assets allocated to investments in investment grade fixed maturity securities was $279 million or 27.7% of the portfolio and in investment grade mortgage-backed securities was $711 million or 70.5% of the portfolio. At June 30, 1994, the amortized cost of UC Life's holdings of non-investment grade publicly traded bonds was $19 million or 1.8% of the portfolio. During the first six months of 1994, the net interest margin on the Company's annuity business improved to 2.68% from 2.20% during 1993. Measures taken by UC Life to stabilize and improve this margin included reducing crediting rates on new and existing annuity contracts.

       Reserves for annuity policies constitute the Company's primary liabilities. The duration of these liabilities is affected by a number of factors, including interest rates, surrender penalties, ratings, public confidence in the insurance industry generally, and in the Company specifically, governmental regulations and tax laws. Since insurance commissions incurred at the origination of annuity policies are generally deferred and recognized over the estimated life of the policies, any unexpected increase in surrenders of annuity contracts would require more rapid recognition of these expenses, thereby adversely impacting profitability.

       The Company is also engaged in underwriting title insurance through its subsidiary, United General Title Insurance Company ("UG Title" or "UGTIC"), which conducts operations in 28 states exclusively through independent agents. UG Title's revenues in the first six months of 1994 and for the years ended December 31, 1993 and 1992 totaled $19.8 million, $25.1 million and $11.4 million, respectively.

BUSINESS STRATEGIES

       The Company's strategic plan focuses primarily on its continued emphasis on its mortgage operations. Management of the Company believes that the implementation of significant changes in mortgage operations, such as centralization of collections and other loan servicing functions, institution of a branch incentive compensation structure, and the addition of the UNICOR and GINGER MAE SM programs have positioned the Company to be able to continue the increased loan production in its mortgage operations. The Company's increased profitability has resulted primarily from its increased loan origination capacity and its ability to more efficiently pool and sell loans in the secondary market, principally through securitizations. Management of the Company intends to continue to pursue the following strategies in its mortgage operations:

  Mortgage Production Strategy


  -- Continue to focus production on first mortgage non-conventional, home equity loans.



  -- Increase the number of retail branches and expand geographically to become a national lender.



  --   Continue to expand the product line and distribution channels.



  -- Continue to centralize and improve customer service and loan servicing functions to focus the Company's branches on loan originations.



  -- Continue to grow its wholesale lending operation to complement its retail network and thereby broaden the market reach of the Company.


  Securitization Strategy


  -- Continue to focus production on selected categories of loans that are attractive to purchasers of mortgage-backed securities.



  -- Maintain direct access to the mortgage-backed securities markets through a Company-sponsored conduit which uses its own shelf registration statement.



  --   Continue to maintain the Company's underwriting standards.



  -- Use standardized loan documentation based upon Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") forms.


       In addition to its mortgage banking strategy, the Company intends to focus its insurance operations on developing the economies of scale necessary to compete in the current annuity marketplace while maintaining an operating philosophy which emphasizes investment grade securities, cost control and quality customer service.

DISCONTINUED OPERATIONS

       On May 7, 1993, the Company decided to divest its subsidiary Foster Mortgage Corporation ("FMC"). As a result of this decision, the operations of FMC have been classified as discontinued operations and, accordingly, the consolidated financial statements and the related notes of the Company segregate continuing and discontinued operations. In connection with the decision to dispose of FMC, the Company recorded a $17.6 million after tax loss in its financial statements as of and for the quarter ended March 31, 1993, reflecting the operating loss of FMC for the quarter ended March 31, 1993 of $1.5 million, net of tax benefit and the estimated loss from disposal of FMC of $16.1 million, net of tax benefit. The Company has not reflected operating losses incurred by FMC subsequent to that date in the Company's financial statements.

       As of November 30, 1993, the servicing rights owned by FMC, which constituted substantially all of its assets, were sold. On December 21, 1993, the institutional lenders under FMC's primary credit facility (the "FMC Institutional Lenders") filed a petition in the U.S. bankruptcy court to cause the remaining affairs of FMC to be wound up under the supervision of the bankruptcy court. The FMC Institutional Lenders filed and the bankruptcy court has approved a plan of liquidation for FMC providing for the disposal of FMC's remaining assets and distributions to FMC's creditors, and allege therein potential claims of FMC against the Company. FMC and the Company executed, subject to the approval of the bankruptcy court, a settlement agreement relating to payments between FMC and the Company in connection with the federal income tax benefits resulting from FMC's losses and to certain prior intercompany payments between FMC and the Company. The FMC Institutional Lenders opposed the proposed settlement agreement. At the conclusion of a hearing on the proposed settlement on August 18, 1994, the bankruptcy court approved the portion of the settlement providing for a net payment by the Company of $1.65 million to FMC in satisfaction of the federal income tax benefits resulting from FMC's losses. The Company had previously recorded substantially all of the impact of this portion of the settlement in its prior financial statements. The bankruptcy court declined to approve the other portion of the proposed settlement relating to payments received by the Company from FMC within twelve months of the bankruptcy filing. These matters may be pursued by the trustee under the plan of liquidation approved by the bankruptcy court. If the Company were required to refund such payments, the Company has estimated the potential additional loss to be $1.9 million, net of tax benefits. The decision of the bankruptcy court on the settlement is not final and has been appealed by the FMC Institutional Lenders. Management of the Company does not believe that any additional amounts are owed by the Company to FMC and intends to vigorously contest any claims which may be brought against it for such amounts.


       FMC is in payment default under its primary credit facility with the FMC Institutional Lenders and the outstanding principal balance as of June 30, 1994 of approximately $43.7 million is due. The Company has not guaranteed any debt of FMC and believes, based upon advice of its counsel, that it has no responsibility for the obligations of FMC under such credit facility or (excluding potential consequences of the bankruptcy filing on certain prior intercompany transactions or potential additional payment for tax benefits as discussed above) for any other liabilities to FMC's lenders.

GOVERNMENT REGULATION AND LEGISLATION; LEGAL PROCEEDINGS


       The Company's mortgage banking and insurance businesses are subject to extensive regulation, supervision and licensing by federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by the Company, disclosure in connection with loan originations, credit reporting requirements, servicing requirements, insurance premium rates and coverage issues, federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions. While the Company believes that it maintains all requisite licenses, permits and approvals and is in compliance in all material respects with applicable federal and state regulations, there can be no assurance that more restrictive laws or regulations will not be adopted which could make compliance in the future more difficult and/or more expensive. Legislative and regulatory proposals are frequently advanced which, if adopted, could adversely affect the Company's profitability or the manner in which the Company conducts its activities. In particular, legislation passed in early August 1994 by the United States Congress and signed by the President in September 1994 imposes disclosure requirements and prohibits prepayment penalty charges, among other requirements, on loans secured by a borrower's principal residence with a specified level of origination fees or a specified interest rate level. A significant percentage of the Company's home equity loans could be subject to the restrictions of this legislation when it becomes effective. The Company is currently reviewing this legislation in its final form to determine the impact of its provisions on the Company's business or results of operations.


       The United States Court of Appeals for the Eleventh Circuit held, in part, that a lender improperly disclosed the collection of the Florida state intangible tax from the borrower, thereby subjecting the loan to rescission under the Federal Truth-in-Lending Act (the "TILA") by the borrower for three years after it was made. Subsequent to the court's initial decision and prior to its refusal to reconsider its decision, the Florida Legislature amended the language of the intangible tax to clarify the legislature's previous intention that the intangible tax be disclosed for purposes of the TILA in the manner that had been followed by most lenders in Florida, including the Company. Although the Florida Legislature intended this legislation to apply retroactively, no judicial determination has yet been made as to the effect of this legislation on loans originated prior to its effective date. This Court decision may also apply to a similar intangible tax imposed by other states. To its knowledge, as of September 26, 1994, no claims have been filed against the Company under this recent court decision (other than as a defense to a foreclosure proceeding) and no notice of a breach of a representation has been received under the Company's loan sale agreements requesting it to repurchase, cure or substitute other loans for the loans sold. If the intent of the Florida Legislature is not upheld and if a substantial number of claims are filed by borrowers against the Company resulting in rescission or repurchase, the Company's financial statements and operations will be materially adversely affected. As the financial impact, if any, of this contingency cannot presently be reasonably estimated, the Company has made no accrual therefor.


       A substantial amount of the Company's annuity policies are marketed through financial institutions. In August 1993, the United States Court of Appeals for the Fifth Circuit held that the United States Comptroller of the Currency's decision to permit national banks to sell annuities in towns with more than 5,000 inhabitants violated the National Bank Act. In June 1994, the United States Supreme Court granted certiorari and decided that it will hear arguments in this action. If the Fifth Circuit ruling is upheld by the Supreme Court, it will have a material adverse effect on the ability of the Company to market its annuities. Furthermore, any future regulatory restrictions on the authority of financial institutions to market annuities could have a material adverse effect on the ability of the Company to market this product.

COMPETITION

       As a marketer of credit and annuity products, the Company faces intense competition. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Competitors in the annuity business include an increasing number of insurance companies which have recently begun to offer annuity products. Many of these competitors in the financial services and annuity business are substantially larger and have more capital and other resources than the Company. Competition can take many forms including convenience in obtaining a loan or annuity, customer service, marketing and distribution channels and interest or crediting rates. In addition, the current level of gains realized by the Company and its existing competitors on the sale of its and their non- conventional loans could attract additional competitors into this market with the possible effect of lowering gains on future loan sales owing to increased loan origination competition.



                                USE OF PROCEEDS

       Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used to reduce the Company's revolving bank debt and for general corporate purposes. At June 30, 1994, the floating interest rate on the Company's revolving bank debt was 6.00% per annum.

                               RATIOS OF EARNINGS

       The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for the six months ended June 30, 1994 and for each of the years in the five-year period ended December 31, 1993.

       The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.


RATIO OF EARNINGS TO FIXED CHARGES

                                                          YEAR ENDED
    SIX MONTHS                                            DECEMBER 31,
  ENDED JUNE 30,    --------------------------------------------------------------------------------------
       1994              1993               1992             1991                1990              1989
  --------------    --------------    --------------    --------------     --------------    -------------
        7.8               4.9               2.7               1.5               1.4               1.6



RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                                          YEAR ENDED
    SIX MONTHS                                            DECEMBER 31,
  ENDED JUNE 30,    --------------------------------------------------------------------------------------
       1994              1993               1992             1991                1990              1989
  --------------     --------------    --------------    --------------     --------------    ------------
        7.8              4.7*               2.7               1.5               1.4               1.6

_______________________
* The Company had no preferred stock outstanding other than for a portion of the year ended December 31, 1993.The preferred stock dividend declared during such period has been increased to an amount representing the pre-tax earnings which would be required to cover such dividend.

                     SELECTED FINANCIAL AND OTHER DATA (1)


        The selected financial data set forth below are derived from the Company's Consolidated Financial Statements. The Company's Consolidated Balance Sheets at December 31, 1993 and 1992, and Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1993, 1992 and 1991 and notes thereto were audited by Deloitte & Touche LLP, independent certified public accountants, and are incorporated by reference herein and available as described under "Incorporation of Certain Documents by Reference" and "Available Information." The Company's Consolidated Financial Statements should be read in conjunction with this table and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1993. The financial information and other data set forth for the six months ended June 30, 1994 and 1993 are unaudited; however, in the opinion of the Company's management, the accompanying financial information contains all adjustments, consisting only of normal accruals, except for discontinued operations, necessary to present fairly the financial information for such periods. The results of operations for the six months ended June 30, 1994 may not be indicative of results of operations to be expected for the full year.




                                                   Six Months
                                                 Ended June 30,                         Year Ended December 31,
                                            ----------------------    -------------------------------------------------------------
                                               1994        1993           1993        1992         1991       1990          1989
                                            ----------  ----------    -----------  ----------   ----------  ----------   ----------
                                                                             (dollars in thousands)
INCOME STATEMENT DATA:(2)
Interest, charges and fees on loans . . .   $   57,105  $   44,534    $    95,975  $   92,584   $   90,169  $   63,300   $   56,946
Investment income . . . . . . . . . . . .       39,192      37,021         75,604      62,915       60,223      66,226       64,028
Loan sale gains . . . . . . . . . . . . .       43,346      22,845         59,441      33,475       29,627      18,613       12,193
Net insurance premiums  . . . . . . . . .       25,152      18,695         43,119      33,795       42,195      42,745       44,009
Loan servicing income . . . . . . . . . .        7,684       5,654         10,077      10,611        9,492      10,592       10,525
Investment gains (losses) . . . . . . . .           99          68            595       3,110        2,089        (472)       7,392
                                            ----------  ----------    -----------  ----------   ----------  ----------   ----------
Total revenues  . . . . . . . . . . . . .      172,578     128,817        284,811     236,490      233,795     201,004      195,093
Total expenses  . . . . . . . . . . . . .      128,996     118,240        240,439     215,120      225,419     193,737      182,947
                                            ----------  ----------    -----------  ----------   ----------  ----------   ----------
Income from continuing operations
  before income taxes . . . . . . . . . .       43,582      10,577         44,372      21,370        8,376       7,267       12,146
Provision for income taxes  . . . . . . .       15,173       3,631         15,212       7,865        3,363       2,620        4,087
                                            ----------  ----------    -----------  ----------   ----------  ----------   ----------
Income from continuing operations . . . .       28,409       6,946         29,160      13,505        5,013       4,647        8,059
Income (loss) from discontinued
  operations(1) . . . . . . . . . . . . .            -     (17,585)      (17,585)      (3,259)       6,463       3,660            -
                                            ----------  ----------    ----------   ----------   ----------  ----------   ----------
  Net income (loss) . . . . . . . . . . .   $   28,409  $  (10,639)   $   11,575   $   10,246   $   11,476  $    8,307   $    8,059
                                            ==========  ==========    ==========   ==========   ==========  ==========   ==========


BALANCE SHEET DATA - PERIOD END:(2)
  Loans - net . . . . . . . . . . . . . .   $  447,168  $  506,011    $  519,634   $  504,503   $  606,825  $  362,919   $  413,634
  Bonds and stocks - net(3) . . . . . . .      994,267     854,999       905,999      762,160      379,720     591,150      482,099
  Capitalized excess servicing income . .      149,052      86,853       113,192       72,062       53,942      47,153       26,927
  Deferred policy acquisition costs . . .       86,242      83,397        83,495       80,007       78,599      77,601       71,984
  Total assets  . . . . . . . . . . . . .    1,923,445   1,707,212     1,817,544    1,629,387    1,493,706   1,364,610    1,198,195
  Annuity reserves  . . . . . . . . . . .    1,363,382   1,246,758     1,294,983    1,147,555    1,014,649     875,346      790,786
  Notes payable:
    Current . . . . . . . . . . . . . . .        2,421         820           500        1,420       25,447      11,524       15,184
    Long-term . . . . . . . . . . . . . .      185,000     180,243       155,000      205,430      175,000     205,447      169,332
  Total liabilities . . . . . . . . . . .    1,763,664   1,604,011     1,664,176    1,533,129    1,405,272   1,285,180    1,120,347
  Stockholders' equity(3) . . . . . . . .      159,781     103,201       153,368       96,258       88,434      79,430       77,848

                                                Six Months
                                              Ended June 30,                             Year Ended December 31,
                                          ----------------------      -------------------------------------------------------------
                                            1994          1993          1993         1992         1991          1990         1989
                                          ---------    ---------      ---------    ---------    ---------     ---------     -------
                                                                             (dollars in thousands)
OTHER DATA:
 Mortgage operations
  Total loan originations . . . . . .     $ 426,412     $210,828       $545,229     $321,198     $328,184      $397,794    $341,049
  Home equity loan originations . . .       425,446      209,758        539,868      301,234      253,613       224,783     163,669
  Average home equity loan size . . .            42           36             39           28           24            23          21
  Home equity loans serviced -
    period end. . . . . . . . . . . .     1,388,877      916,629      1,125,139      819,448      703,922       575,282     472,258
  Total loans serviced - period end .     1,777,022    1,412,031      1,568,781    1,367,822    1,344,388     1,175,038     951,109
  Average coupon on home equity
    loans originated. . . . . . . . .         11.3%        12.2%          11.8%        13.4%          N/A           N/A         N/A
  Loan origination fees as % of home
    equity loans. . . . . . . . . . .          6.0%         7.3%           7.0%         7.9%         8.2%          7.9%        8.0%
  Interest spread retained on home
    equity loans sold . . . . . . . .         4.88%        6.26%          6.06%        4.56%        4.42%         4.01%       4.32%


Insurance operations
  Annuity sales . . . . . . . . . . .      $116,322     $120,028       $207,682     $187,050     $175,796      $102,391    $114,023
  Net interest spread on
    annuities . . . . . . . . . . . .         2.68%        2.04%          2.20%        1.84%        1.88%         2.18%       2.43%
  Investment grade bonds as %
    of invested assets. . . . . . . .         59.7%        57.5%          59.6%        54.3%        25.1%         45.5%       42.5%

________________

(1) On May 7, 1993, the Company announced its decision to dispose of the net assets and operations of FMC.The operations of FMC have been reclassified as discontinued operations and the prior years' financial statements of the Company included herewith have been restated accordingly.

(2) During the first quarter of 1993, the Company implemented the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards Nos. 109 ("SFAS 109") and 113 ("SFAS 113") and, in connection therewith, elected to restate financial statements subsequent to 1989.Amounts prior to 1990 have not been restated for SFAS 109 or SFAS 113 and, therefore, the comparability of these amounts with later years may be affected.See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Standards" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

(3) During the first quarter of 1994, the Company implemented the provisions of FASB Statement of Financial Accounting Standards No. 115 ("SFAS 115"), which revised the method of accounting for certain of the Company's investments.Prior to adoption of SFAS 115, the Company reported its investments in fixed income investments at amortized cost, adjusted for declines in value considered to be other than temporary.SFAS 115 requires the classification of securities in one of three categories:"available-for-sale", "held-to-maturity" or "trading securities". Securities classified as held-to-maturity are carried at amortized cost, whereas securities classified as trading securities or available-for-sale are recorded at market value.Effective with the adoption of SFAS 115, the Company determined the appropriate classification of its investments and, if necessary,adjusted the carrying value of such securities accordingly as if the unrealized gains or losses had been realized.The adjustment, net of applicable income taxes, for investments classified as available-for-sale is recorded in "Net unrealized loss on securities" and is included in stockholders' equity.

                                              SELECTED FINANCIAL INFORMATION BY SEGMENT

                                                         Six Months
                                                       Ended June 30,                      Year Ended December 31,
                                                     -------------------    -------------------------------------------------------
                                                      1994        1993       1993       1992         1991       1990         1989
                                                     -------     -------    ------     -------      -------    -------      -------
                                                                               (dollars in thousands)
MORTGAGE
Income Statement Data:
Interest, charges and fees on loans . . . . .        $32,385     $18,362    $44,797    $35,003      $36,174    $33,029      $30,300
Investment income . . . . . . . . . . . . . .            770         400      1,054        696        1,137          -            -
Loan sale gains . . . . . . . . . . . . . . .         43,346      22,625     59,220     29,679       15,571     14,636       11,422
Loan servicing income . . . . . . . . . . . .         10,077       8,470     15,568     15,284       12,108     10,289        7,577
                                                     -------    --------    -------    -------      -------    -------      -------
Total revenues  . . . . . . . . . . . . . . .         86,578      49,857    120,639     80,662       64,990     57,954       49,299
Total expenses  . . . . . . . . . . . . . . .         44,801      36,244     74,344     56,661       60,592     54,406       41,667
                                                     -------    --------    -------    -------      -------    -------      -------
Income from continuing operations
  before income taxes . . . . . . . . . . . .         41,777      13,613     46,295     24,001        4,398      3,548        7,632
                                                     -------    --------    -------    -------      -------    -------      -------

INSURANCE
Income Statement Data:
Interest, charges and fees on loans . . . . .         23,056      22.787     45,561     51,396       51,584     32,399       29,108
Investment income . . . . . . . . . . . . . .         39,149      36,938     75,666     64,713       61,318     66,288       63,811
Net insurance premiums  . . . . . . . . . . .         25,152      18,695     43,119     33,795       42,195     42,745       44,009
Loan sale gains . . . . . . . . . . . . . . .              -           -          -      3,310            -      3,977          771
Loan servicing income (loss)  . . . . . . . .           (136)        124        340        673        1,645      2,625        2,949
Investment gains (losses) . . . . . . . . . .             99          72        600      3,051        2,451       (335)       7,286
                                                     -------    --------    -------    -------      -------    -------      -------
Total revenues  . . . . . . . . . . . . . . .         87,320      78,616    165,286    156,938      159,193    147,699      147,934
Total expenses  . . . . . . . . . . . . . . .         82,819      79,407    161,340    150,718      156,556    134,115      129,339
                                                     -------    --------    -------    -------      -------    -------      -------
Income (loss) from continuing
   operations before income taxes . . . . . .          4,501        (791)     3,946      6,220        2,637     13,584       18,595
                                                     -------    --------    -------    -------      -------     ------       ------

OTHER OPERATIONS
Income (loss) from continuing
   operations before income taxes . . . . . .            (62)        (5)       (275)    (1,339)      13,566        262            3

CORPORATE
Loss from continuing
   operations before income taxes . . . . . .         (2,576)     (2,979)    (5,812)    (5,958)     (10,315)    (9,654)     (14,084)


ELIMINATIONS  . . . . . . . . . . . . . . . .            (58)        739        218     (1,554)      (1,910)      (473)           -
                                                     -------    --------    -------    -------      -------     ------       ------

CONSOLIDATED
Income from continuing operations
  before income taxes . . . . . . . . . . . .         43,582      10,577     44,372     21,370        8,376     7,267       12,146
Provision for income taxes  . . . . . . . . .         15,173       3,631     15,212      7,865        3,363     2,620        4,087
                                                     -------    --------    -------    -------      -------    ------       ------
Income from continuing operations . . . . . .         28,409       6,946     29,160     13,505        5,013     4,647        8,059
Income (loss) from discontinued
   operations . . . . . . . . . . . . . . . .              -     (17,585)   (17,585)    (3,259)       6,463     3,660            -
                                                     -------    --------    -------    -------      -------    ------       ------
Net income (loss) . . . . . . . . . . . . . .        $28,409    $(10,639)   $11,575    $10,246      $11,476    $8,307       $8,059
                                                     =======    ========    =======    =======      =======    ======       ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following analysis should be read in conjunction with the Company's financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.See "Incorporation of Certain Documents by Reference" and "Available Information."

OVERVIEW

       The table below sets forth income from continuing operations before income taxes for each of the Company's business segments and certain home equity loan data for the indicated periods:



                                             Six Months
                                            Ended June 30,                   Year Ended December 31,
                                        ----------------------       --------------------------------------
                                          1994          1993           1993           1992           1991
                                        --------      --------       ---------      --------       --------
                                                              (dollars in thousands)
  Mortgage operations
    UC Lending  . . . . . . . . . .     $ 41,777      $ 13,613       $  46,295      $ 24,001       $  4,398
  Insurance operations
    UC Life . . . . . . . . . . . .        4,504        (1,370)          2,635         5,465          2,077
    UG Title  . . . . . . . . . . .           (3)          579           1,311           755            560
  Other operations  . . . . . . . .          (62)           (5)           (275)       (1,339)        13,566
  Corporate and eliminations  . . .       (2,634)       (2,240)         (5,594)       (7,512)       (12,225)
                                        --------      --------       ---------      --------       --------
    Total . . . . . . . . . . . . .     $ 43,582      $ 10,577       $  44,372      $ 21,370       $  8,376
                                        ========      ========       =========      ========       ========

  Home equity loan originations . .     $425,446      $209,758       $ 539,868      $301,234       $253,613
  Home equity loans sold  . . . . .      460,359       167,889         462,873       271,920        161,680
  Interest spread retained on
    home equity loans sold  . . . .        4.88%         6.26%           6.06%         4.56%          4.42%

         The following summary identifies the major factors which influenced the results of operations of the Company's primary operating divisions during the indicated periods.

Mortgage operations

         In 1993, the Company began selling its home equity loans in public securitization transactions through its own shelf registration statement.During the second quarter of 1994, the size of this shelf registration statement was increased by $3 billion.The Company believes loan securitizations improve its access to funding and thereby provides a distribution outlet sufficient to meet the Company's expanded home equity loan production.Home equity loan production increased to $540 million in 1993 compared to $301 million in 1992 and for the first six months of 1994 increased to $425 million compared to $210 million for the same period of 1993.The Company's strategy for increasing home equity loan production includes continued geographic expansion, introduction of new loan products and wholesale loan originations.During the first six months of 1994, the Company opened offices in ten additional states thereby expanding its retail operations to 33 states.In addition, brokers and correspondents were added to the Company's wholesale loan network, which , at June 30, 1994, had over 650 representatives in 18 states.

         The positive effect on income of the mortgage operations for 1993 resulting from the wider interest margins retained on loans sold and the lower costs of funding loan originations was partially offset by increases in the provision for loan losses and by the accrual of a $2.3 million estimated loss arising from the settlement of litigation.Income from operations before income taxes of the mortgage division for the six months ended June 30, 1994 increased approximately $28.2 million compared to the same period of 1993, primarily as the result of a $292 million increase in the amount of loans sold and an increase in gains and fees recognized at the time of sale.As the result primarily of increases in the level of market interest rates, the interest spread retained on home equity loans sold declined to 4.88% in the first six months of 1994 from 6.26% during the same period in 1993.

         The Company's mortgage operations are interest rate sensitive and, therefore, fluctuations in and the level of interest rates can have a variety of effects on the Company's profitability.In particular, significant changes in interest rates may impact the volume of loan originations, and will influence the funding costs of such originations and the amount of gain recognized on loans sold in the secondary market.During periods of declining interest rates, the mortgage operations will generally experience an increase in profitability as the interest spread should widen both on loans held by the Company as an investment and on loans sold in the secondary market.Although historically a lower interest rate environment has not resulted in a significant increase in the level of prepayment of loans originated and serviced by the Company, a significant and sustained reduction in interest rates could cause prepayments to increase, and thereby result in a contraction of the amount of loans owned and serviced and an accelerated amortization of capitalized excess servicing income.Increased prepayments reduce the time period during which the Company receives excess servicing income and other servicing income with respect to prepaid loans.Increased amortization of capitalized excess servicing income is a current charge to earnings.Likewise, if delinquencies or liquidations were to occur sooner in the portfolio of loans sold by the Company and/or with greater frequency than was initially assumed, capitalized excess servicing income amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment.In contrast, an increase in the level of interest rates for an extended period of time could adversely affect the ability of the Company to originate loans, as well as the profitability of the loan origination program, by increasing the cost of funding and reducing the interest spread on loans retained and loans sold.If actual prepayments with respect to loans sold occur more slowly than estimated at the time of sale, total income would exceed previously estimated amounts; however, no adjustments would be made to capitalized excess servicing income on the Company's consolidated balance sheet as such income would be recognized prospectively.The Company began originating adjustable rate mortgage loans in 1993 and the effects of changes in interest rates discussed above should be less for such loans than with respect to fixed rate loans.

Insurance operations

         Life and annuity products.UC Life has focused its efforts on increased annuity sales by expanding its distribution network through financial institutions and independent general agents.In 1993, annuity sales were $208 million, the largest annual production since 1982.During periods of lower interest rates, UC Life's investment yields tend to decline, thereby reducing the margin between the interest earned on invested assets and the interest credited on annuity contracts.The average spread on the annuity business was 1.88% and 1.84% in 1991 and 1992, respectively, and increased to 2.20% during 1993.Measures taken by UC Life to stabilize and improve this margin include the reduction in interest crediting rates on new and existing annuity contracts.Reductions in renewal crediting rates have been implemented without an adverse impact on surrender rates when compared to prior years.Income from operations before income taxes of UC Life for the first six months of 1994 increased approximately $5.9 million compared to the same period of 1993 primarily as the result of the positive effect of an increase in the interest margin on the Company's annuity products, which rose from 2.04% for the first six months of 1993 to 2.68% for the same period of 1994.In addition, an improvement in the market for commercial real estate resulted in a $.4 million reduction in the provision for losses on commercial real estate mortgage loans in the first six months of 1994 compared to the same period of 1993.Income from operations before income taxes in the first six months of 1993 was reduced by approximately $1.4 million as the result of an estimated loss in connection with the termination of an agreement with a third-party administrator of credit life insurance underwritten by UC Life.

         UC Life has continued its efforts to improve the quality and liquidity of its investment portfolio.At June 30, 1994, the weighted average rating of the publicly traded bond portfolio according to nationally recognized statistical rating agencies was "AA". At June 30, 1994, the amortized cost of the assets allocated to investments in investment grade fixed maturity securities was $279 million or 27.7% of the portfolio and in investment grade mortgage-backed securities was $711 million or 70.5% of the portfolio.At June 30, 1994, the amortized cost of UC Life's holdings of non-investment grade publicly traded bonds was $19 million or 1.8% of the portfolio.UC Life's invested assets also include residential and commercial real estate mortgages originated and serviced by UC Lending; however, the percentage of assets invested in mortgage loans in recent years has been reduced primarily as the result of their disfavor with insurance regulatory authorities and rating agencies.

         The annuities sold by UC Life are monetary in nature and therefore sensitive to changes in the interest rate environment.Profitability of UC Life is directly affected by its ability to invest annuity premiums at yields above the interest crediting rates on the related policy liabilities.One of the primary financial objectives of UC Life is to effectively manage this interest rate spread over time in changing interest rate environments.This is accomplished in part by adjusting the interest crediting rate paid on its existing and new annuity policies.During periods of declining interest rates, the market value of UC Life's investments, primarily fixed maturity investments, increases; however, yields earned on investments made during such periods decline.In contrast, during periods of rising interest rates, the market value of the investment portfolio declines and the risk of policy surrenders increases.An unanticipated increase in surrenders would impact the Company's liquidity, potentially requiring the sale of certain investments prior to their maturities, which may be at a loss.

         Title insurance products.The Company's title insurance unit, UG Title, has continued to expand its operations and, as of June 30, 1994, operated in 28 states.UG Title increased its premium volume in the first six months of 1994 approximately $11.2 million compared to the same period in 1993.Income from operations before income taxes of UG Title during the first six months of 1994 was adversely impacted by approximately $.9 million due to losses associated with a loan broker in California.Although UG Title was originally formed in 1983 to complement the Company's mortgage operation, underwriting of affiliated transactions currently represents less than 5% of UG Title's business.This unit operates exclusively through approximately 785 independent agents.In 1993, UG Title began operations in California, which is the largest title insurance market in the United States.

DISCONTINUED OPERATIONS

         On May 7, 1993, the Company announced its decision to dispose of the net assets of FMC.As a result of this decision, the operations of FMC have been classified as discontinued operations, and, accordingly, the consolidated financial statements and the related notes of the Company segregate continuing and discontinued operations.

         The assets of FMC were acquired by the Company in November of 1990.FMC was engaged in servicing residential mortgage loans for government and quasi-government agencies and private investors.Because the operations of FMC during 1990 cover only a two-month period, the following discussion focuses primarily on operations during 1992 and 1991.

         During late 1991 and throughout 1992, FMC experienced a significant reduction in its servicing portfolio as the result of mortgage refinancings caused by a dramatic and sustained decline in mortgage interest rates.Notwithstanding efforts to downsize operations to reduce expenses and to develop a correspondent loan origination program to replenish its portfolio, FMC experienced a net loss from operations of $3.3 million in 1992 compared to net income of $6.5 million in 1991.

         The principal sources of revenue for FMC were servicing fees, which approximated 0.50% of the average principal balance of loans serviced, and investment income earned on reinvesting funds borrowed under investment lines of credit.The average serviced portfolio during 1992 was $6.3 billion compared to $7.3 billion during 1991, resulting in a decrease of approximately $5.7 million in servicing income during 1992.The lower interest rate environment also negatively impacted investment yields causing a decrease in investment income of $1.3 million during 1992.

         The primary expense items of FMC were the amortization of purchased mortgage servicing rights and interest. The costs of acquiring mortgage servicing rights are capitalized and amortized in proportion to and over the period of estimated servicing income. Amortization of purchased mortgage servicing rights totaled $12.2 million and $9.7 million during 1992 and 1991, respectively. As a result of the significant increase in the level of prepayments and the sustained decline in mortgage interest rates, FMC accelerated the amortization of servicing rights during 1992. FMC was also required to pass through to the investors interest for the entire month on a loan which was paid off regardless of the date of payoff of the loan during such month; therefore, the significant increase in the level of prepayments experienced by FMC also caused an increase of $1.8 million in pool pass-through interest during 1992. Interest expense incurred by FMC relates to debt incurred in connection with the acquisition of its assets.


         As of November 30, 1993, the servicing rights owned by FMC, which constituted substantially all of its assets, were sold. On December 21, 1993, the FMC Institutional Lenders filed a petition in the U.S. bankruptcy court to cause the remaining affairs of FMC to be wound up under the supervision of the bankruptcy court. The FMC Institutional Lenders filed and the bankruptcy court has approved a plan of liquidation for FMC providing for the disposal of FMC's remaining assets and distributions to FMC's creditors, and allege therein potential claims of FMC against the Company. FMC and the Company executed, subject to the approval of the bankruptcy court, a settlement agreement relating to payments between FMC and the Company in connection with the federal income tax benefits resulting from FMC's losses and to certain prior intercompany payments between FMC and the Company. The FMC Institutional Lenders opposed the proposed settlement agreement. At the conclusion of a hearing on the proposed settlement on August 18, 1994, the bankruptcy court approved the portion of the settlement providing for a net payment by the Company of $1.65 million to FMC in satisfaction of the federal income tax benefits resulting from FMC's losses. The Company had previously recorded substantially all of the impact of this portion of the settlement in its prior financial statements. The bankruptcy court declined to approve the other portion of the proposed settlement relating to payments received by the Company from FMC within twelve months of the bankruptcy filing. These matters may be pursued by the trustee under the plan of liquidation approved by the bankruptcy court. If the Company were required to refund such payments, the Company has estimated the potential additional loss to be $1.9 million, net of tax benefits. The decision of the bankruptcy court on the settlement is not final and has been appealed by the FMC Institutional Lenders. Management of the Company does not believe that any additional amounts are owed by the Company to FMC and intends to vigorously contest any claims which may be brought against it for such amounts.


         FMC is in payment default under its primary credit facility with the FMC Institutional Lenders and the outstanding principal balance as of June 30, 1994 of approximately $43.7 million is due. The Company has not guaranteed any debt of FMC and believes, based upon advice of its counsel, that it has no responsibility for the obligations of FMC under such credit facility or (excluding potential consequences of the bankruptcy filing on certain prior intercompany transactions or potential additional payment for tax benefits as discussed above) for any other liabilities to FMC's lenders.



RESULTS OF OPERATIONS

         Prior years' financial statements have been restated to present FMC as discontinued operations. Discussed below are results of continuing operations for the periods presented and certain financial data by business segment for such periods.

SIX MONTHS ENDED JUNE 30, 1994 COMPARED TO SIX MONTHS ENDED JUNE 30, 1993

         The following table sets forth certain financial data for the periods indicated.

                                                              Six Months Ended June 30,
                                                            ------------------------------
                                                              1994                 1993
                                                            ----------         -----------
                                                                    (in thousands)
     Total revenues   . . . . . . . . . . . . . . . . .     $  172,578         $   128,817
     Total expenses   . . . . . . . . . . . . . . . . .        128,996             118,240
     Income from continuing operations
       before income taxes  . . . . . . . . . . . . . .         43,582              10,577
     Income from continuing operations  . . . . . . . .         28,409               6,946



         Revenues.The following table sets forth information regarding the components of the Company's revenues for the six months ended June 30, 1994 and 1993.

                                                                   Six Months Ended June 30,
                                                                 ----------------------------
                                                                   1994               1993
                                                                 ---------          ---------
                                                                        (in thousands)
        Interest, charges and fees on loans   . . . . . . .        $57,105            $44,534
        Investment income   . . . . . . . . . . . . . . . .         39,192             37,021
        Loan sale gains   . . . . . . . . . . . . . . . . .         43,346             22,845
        Net insurance premiums  . . . . . . . . . . . . . .         25,152             18,695
        Loan servicing income   . . . . . . . . . . . . . .          7,684              5,654
        Investment gains  . . . . . . . . . . . . . . . . .             99                 68
                                                                 ---------          ---------
           Total  . . . . . . . . . . . . . . . . . . . . .      $ 172,578          $ 128,817
                                                                 =========          =========

         Interest, charges and fees on loans increased $12.6 million for the first six months of 1994.This line item includes interest on mortgage loans owned by the mortgage and insurance divisions and loan origination fees earned by the mortgage division.Loan origination fees in excess of direct origination costs on loans held by the Company are recognized over the life of the loan or earlier at the time of sale on loans sold to third parties.During the six months ended June 30, 1994 and 1993, the Company sold approximately $460 million and $168 million, respectively, in home equity loans and recognized approximately $15.6 million and $7.2 million, respectively, in net loan origination fees in connection with these sales. Other loan income includes primarily prepayment fees, late charges and insurance commissions.

         The following table presents the composition of interest, charges and fees on loans for the periods indicated.

                                                                   Six Months Ended June 30,
                                                                  ---------------------------
                                                                   1994                1993
                                                                  --------           --------
                                                                        (in thousands)
        Mortgage loan interest  . . . . . . . . . . . . . .       $ 25,085           $ 26,070
        Loan origination fees   . . . . . . . . . . . . . .         27,210             14,523
        Other loan income   . . . . . . . . . . . . . . . .          4,810              3,941
                                                                  --------           --------
           Total interest, charges and fees on loans. . . .       $ 57,105           $ 44,534
                                                                  ========           ========

         The Company estimates that non-accrual loans reduced mortgage loan interest for the first six months of 1994 and 1993 by approximately $5.1 million and $4.7 million, respectively.During the six months ended June 30, 1994 the average amount of non- accrual loans owned by the Company was $28.2 million compared to approximately $33.5 million during the same period of 1993.In addition, the average balance of loans serviced for third parties which were on a non-accrual basis or in foreclosure was $52.4 million and $41.2 million during the first six months of 1994 and 1993, respectively, representing 4.4% and 4.5%, respectively, of the average amount of loans serviced for third parties.The Company is generally obligated to advance interest on delinquent loans to the investor or holder of the mortgage-backed security, as the case may be, at the pass-through rate until satisfaction of the note, liquidation of the collateral or charge off of the delinquent loan.At June 30, 1994, the Company owned approximately $9.8 million of commercial loans which were on an accrual status, but which the Company considers as potential problem loans, compared to $11.6 million at June 30, 1993.The Company evaluates each of these commercial loans to estimate its risk of loss in the investment and provides for such loss through a charge to earnings.

         Investment income totaled $39.2 million on average investments of approximately $1.0 billion for the first six months of 1994 compared to investment income of $37.0 million on average investments of approximately $833 million during the same period of 1993.The impact on revenue of the increased asset base in 1994 was offset by lower weighted average investment yields than experienced during the first six months of 1993.At June 30, 1994 the amortized cost of the fixed income portfolio totaled $1.0 billion and was comprised principally of $713 million in investment grade mortgage-backed securities and $284 million in investment grade bonds.At June 30, 1994, the weighted average rating of the publicly traded bond portfolio according to nationally recognized statistical rating agencies was "AA".

         Net insurance premiums increased $6.5 million for the first six months of 1994 compared with the same period of 1993.Net insurance premiums reflect revenues associated primarily with sales of title insurance policies underwritten by UG Title and credit insurance underwritten by UC Life.The increase in premium income is primarily the result of an increase of $11.2 million in title insurance premiums offset by a reduction in premiums earned on credit insurance products reflecting the impact of UC Life's decision to discontinue sales of credit insurance products.

         Loan sale gains recognized by the Company's mortgage unit increased $20.7 million during the first six months of 1994 over the same period in 1993.Loan sale gains approximate the present value over the estimated lives of the loans of the excess of the contractual rates on the loans sold, over the sum of the pass through rate paid to the buyer, a normal servicing fee, a trustee fee, a surety bond fee, if any, in mortgage-backed securitization transactions, and an estimate of future credit losses.The increase in the amount of loan sale gains was due primarily to a $292 million increase in the amount of loans sold which offset a decrease in excess servicing income retained by the Company (i.e., the stated interest rate on the loan less the pass through rate and the normal servicing fee and other applicable recurring
fees).Interest spread retained by the Company on loans sold includes the normal servicing fee.The following table presents information regarding home equity loan sale transactions by the Company's mortgage division for the periods indicated.

                                                                   Six Months Ended June 30,
                                                                 ----------------------------
                                                                    1994               1993
                                                                 ---------          ---------
                                                                    (dollars in thousands)
        Home equity loans sold  . . . . . . . . . . . . . .      $ 460,359          $ 167,889
        Average coupon on home equity loans sold  . . . . .         11.51%             12.59%
        Interest spread retained on home equity loans sold           4.88%              6.26%
        Home equity loan sale gains   . . . . . . . . . . .        $43,346            $22,625

        Historically, the Company originated and sold portfolios of home equity loans on a whole loan basis (or participations therein) to institutional investors or government-sponsored mortgage agencies or conduits and, during 1992, with the participation of one of these investors, securitized and publicly sold home equity loan pass-through certificates.In the second quarter of 1993, the Company began selling its loans in public securitization transactions through its own shelf registration statement.In comparison to the first six months of 1993, market interest rates were higher during the first half of 1994, and, as a result, the Company experienced a decrease in the interest spread retained on home equity loans sold from 6.26% in the six months ended June 30, 1993, to 4.88% in the six months ended June 30, 1994.Fluctuations in and the level of market interest rates will impact the interest spread retained by the Company on loans sold, and, potentially, the amount of its loan sale gains.An increase in the level of market interest rates will generally adversely affect the interest spread on loans sold, whereas such interest spread generally widens during a declining interest rate environment.Although strategic actions can be taken by the Company during a rising interest rate environment to mitigate the impact on earnings of fluctuations in market rates, such as increasing the coupon rate charged on its loan products,the effect of such action will generally lag behind the impact of market rate fluctuations.As the result of recent increases in the level of interest rates, the interest spread retained by the Company on loan sales during the second quarter of 1994 declined to 4.33% from 5.61% retained on loan sales during the first quarter of 1994.If the current level of market interest rates is sustained or if such rates continue to increase during the third quarter of 1994, the interest spread retained on home equity loans sold during the third quarter of 1994 may be narrower than that received on sales during the three months ended June 30, 1994.

        Loan servicing income increased $2.0 million for the six months ending June 30, 1994 compared to the same period of 1993, reflecting the impact of an increased amount of home equity loans serviced for third parties offset by an increase in the amortization of prior loan sale gains.The following table reflects the components of loan servicing income for the periods indicated.

                                                                  Six Months Ended June 30,
                                                                 ---------------------------
                                                                   1994               1993
                                                                 --------           --------
                                                                       (in thousands)
        Servicing fees earned   . . . . . . . . . . . . . .      $ 25,042           $ 13,407
        Amortization of loan sale gains   . . . . . . . . .       (17,358)            (7,753)
                                                                 --------           --------
        Loan servicing income   . . . . . . . . . . . . . .      $  7,684           $  5,654
                                                                 ========           ========

        Expenses.The following table presents the components of the Company's expenses for the periods indicated.

                                                                   Six Months Ended June 30,
                                                                 ----------------------------
                                                                    1994               1993
                                                                 ---------          ---------
                                                                       (in thousands)
        Interest on annuity policies  . . . . . . . . . . .      $  35,854          $  38,190
        Personnel   . . . . . . . . . . . . . . . . . . . .         28,185             19,601
        Insurance commissions   . . . . . . . . . . . . . .         23,704             14,374
        Insurance benefits  . . . . . . . . . . . . . . . .          6,941              9,844
        Loan loss provision   . . . . . . . . . . . . . . .          6,311              7,825
        Interest  . . . . . . . . . . . . . . . . . . . . .          5,699              5,429
        Other operating   . . . . . . . . . . . . . . . . .         22,302             22,977
                                                                 ---------          ---------
           Total  . . . . . . . . . . . . . . . . . . . . .      $ 128,996          $ 118,240
                                                                 =========          =========

        Interest on annuity policies declined $2.3 million for the first six months of 1994 when compared to the same period of 1993 as the result of a reduction in the average interest crediting rate on the Company's annuity policies offset by the impact of an increase in annuity reserves.Average annuity reserves were $1.3 billion during the first six months of 1994, an increase of approximately $112 million from the same period of 1993.

        Personnel expenses increased approximately $8.6 million primarily because of costs associated with the geographic expansion of the Company's mortgage subsidiary and an increase in the cost of the Company's employee benefit and incentive plans.

        Insurance commissions for the first six months of 1994 increased by approximately $9.3 million over commissions for the same period of 1993 primarily as the result of commissions associated with the increase in title policies written.Commissions paid on issuance of the Company's single premium deferred annuity products are generally capitalized as deferred policy acquisition costs ("DPAC") and amortized over the estimated life of the policy.During the six months ended June 30, 1994, the Company capitalized approximately $9.4 million in commissions paid on sales of annuities compared to $7.9 million during the same period of 1993.Amortization of commission expense on annuities capitalized in prior periods was $4.4 million during the six months ended June 30, 1994, compared to $2.8 million during the same period of 1993.

        The Company's loan loss provision was $6.3 million and $7.8 million for the six months ended June 30, 1994 and 1993, respectively. The decrease in the provision resulted primarily from a $.4 million decrease by UC Life in the provision for losses on commercial real estate mortgage loans and a decrease of $1.1 million in the provision for losses on home equity loans due to a reduction in the amount of property placed into foreclosure and a lower incidence of loss per property.

        Interest expense for the first six months of 1994 increased approximately $.3 million from the same period of 1993 primarily as the result of an increase in the weighted average interest rate charged on the debt offset by a decrease of $14 million in the average amount of debt outstanding.

        Other operating expenses for the six months ended June 30, 1994 declined approximately $.7 million when compared to the same period of 1993.Other operating expenses in the second quarter of 1994 included a $.9 million charge by UG Title in connection with losses associated with a loan broker in California while other operating expenses in the first six months of 1993 included a $2.3 million accrual for the estimated cost of a legal settlement and $1.4 million in estimated losses in connection with termination of a third party administrative contract for credit insurance.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

        The following table sets forth certain financial data for the periods indicated.

                                                                    Year Ended December 31,
                                                                 ----------------------------
                                                                    1993               1992
                                                                 ---------          ---------
                                                                        (in thousands)
        Total revenues  . . . . . . . . . . . . . . . . . .      $ 284,811          $ 236,490
        Total expenses  . . . . . . . . . . . . . . . . . .        240,439            215,120
        Income from continuing operations
          before income taxes . . . . . . . . . . . . . . .         44,372             21,370
        Income from continuing operations   . . . . . . . .         29,160             13,505

         The following table sets forth income from continuing operations before income taxes for each of the Company's business segments for the year ended December 31, 1993 and 1992.

                                                                   Year Ended December 31,
                                                                 ---------------------------
                                                                    1993              1992
                                                                 ---------          --------
                                                                        (in thousands)
        Mortgage operations   . . . . . . . . . . . . . . .      $ 46,295           $ 24,001
        Insurance operations  . . . . . . . . . . . . . . .         3,946              6,220
        Other operations  . . . . . . . . . . . . . . . . .          (275)            (1,339)
        Corporate   . . . . . . . . . . . . . . . . . . . .        (5,812)            (5,958)
        Elimination   . . . . . . . . . . . . . . . . . . .           218             (1,554)
                                                                 --------           --------
           Total  . . . . . . . . . . . . . . . . . . . . .      $ 44,372           $ 21,370
                                                                 ========           ========

         Operating results were positively affected by higher loan sale gains, an increase in the spread earned on annuity products and lower borrowing costs and negatively impacted by higher loan loss provisions and the estimated settlement costs of litigation.By comparison to 1992, income from continuing operations for the mortgage division was increased by higher loan sale gains in 1993 and reduced by the $2.3 million accrual of legal settlement costs and an increase in the provision for loan losses.Earnings from insurance operations were positively affected in 1993 by a wider margin between the interest yield on investments and the interest crediting rates on the annuity products and an increase in title insurance premiums; however, losses incurred on bond investments and a probable loss associated with a previously terminated agreement with a third-party administrator of credit life insurance underwritten by UC Life offset the impact on earnings of these factors.In addition, earnings of the insurance division in 1992 were increased by a $3.3 million gain on the sale of loans.

         Revenues.The following table sets forth information regarding the components of the Company's revenues for the years ended December 31, 1993 and 1992.

                                                                    Year Ended December 31,
                                                                 ----------------------------
                                                                    1993               1992
                                                                 ---------          ---------
                                                                        (in thousands)
           Interest, charges and fees on loans  . . . . . . .    $  95,975          $  92,584
           Investment income  . . . . . . . . . . . . . . . .       75,604             62,915
           Loan sale gains  . . . . . . . . . . . . . . . . .       59,441             33,795
           Net insurance premiums . . . . . . . . . . . . . .       43,119             33,475
           Loan servicing income  . . . . . . . . . . . . . .       10,077             10,611
           Investment gains . . . . . . . . . . . . . . . . .          595              3,110
                                                                 ---------          ---------
              Total . . . . . . . . . . . . . . . . . . . . .    $ 284,811          $ 236,490
                                                                 =========          =========

         Interest, charges and fees on loans increased $3.4 million for 1993.This line item includes interest on mortgage loans owned by the mortgage and insurance divisions and loan origination fees earned by the mortgage division.Loan origination fees in excess of direct origination costs on loans held by the Company are recognized over the life of the loan or earlier at the time of sale on loans sold to third parties.During 1993 and 1992, the Company sold approximately $463 million and $272 million, respectively, in home equity loans and recognized approximately $18.9 million and $12.1 million, respectively, in net loan origination fees in connection with these sales.The average loan portfolio owned totaled approximately $487 million during 1993 compared to $540 million during 1992, due to an increased level of loan sales which, in turn, decreased mortgage loan interest.Other loan income includes primarily prepayment fees, late charges and insurance commissions.


         The following table presents the composition of interest, charges and fees on loans.

                                                                     Year Ended December 31,
                                                                 ----------------------------
                                                                    1993               1992
                                                                 ---------          ---------
                                                                        (in thousands)
        Mortgage loan interest  . . . . . . . . . . . . . . .    $  51,763          $  57,467
        Loan origination fees   . . . . . . . . . . . . . . .       35,987             26,340
        Other loan income   . . . . . . . . . . . . . . . . .        8,225              8,777
                                                                 ---------          ---------
            Total . . . . . . . . . . . . . . . . . . . . . .    $  95,975          $  92,584
                                                                 =========          =========

         The Company estimates that non-accrual loans reduced mortgage loan interest for 1993 and 1992 by approximately $9.5 million and $8.1 million, respectively.During 1993 the average amount of non-accrual loans owned by the Company was $31.7 million compared to approximately $31.6 million during 1992.In addition, the average balance of loans serviced for third parties which were on a non- accrual basis or in foreclosure was $43.4 million and $32.2 million during 1993 and 1992, respectively, representing 4.5% and 3.9%, respectively, of the average amount of loans serviced for third parties.The Company is generally obligated to advance interest on delinquent loans to the investor or holder of the mortgage-backed security, as the case may be, at the pass-through rate until satisfaction of the note, liquidation of the collateral or charge off of the delinquent loan.At December 31, 1993, the Company owned approximately $8.1 million of commercial loans which were on an accrual status, but which the Company considers as potential problem loans, compared to $13.8 million at December 31, 1992.The Company evaluates each of these commercial loans to estimate its risk of loss in the investment and provides for such loss through a charge to earnings.

         Investment income totaled $75.6 million on average investments of approximately $877 million for 1993 compared to investment income of $62.9 million on average investments of approximately $690 million during 1992.In addition to the impact on revenue of the increased asset base, investment income during 1993 was increased as the result of a reduction in the amount of funds invested in short term maturities when compared to 1992.At December 31, 1993, the fixed income portfolio totaled $906 million and was comprised principally of $598 million in investment grade mortgage-backed securities and $238 million in investment grade corporate bonds.At December 31, 1993, the weighted average rating of the publicly traded bond portfolio according to nationally recognized statistical rating agencies was "AA".

         Net insurance premiums increased $9.3 million during 1993 compared to 1992.The increase in premium income is primarily the result of an increase of $13.5 million in title insurance premiums offset by a reduction in premiums earned on credit insurance products.

         Loan sale gains recognized by the Company's mortgage unit increased $29.5 million during 1993 over 1992.The increase in amount of loan sale gains was due primarily to an increase in the excess servicing income retained by the Company and a $191 million increase in the amount of home equity loans sold.Interest spread retained by the Company on loans sold includes the normal servicing fee.The following table presents information regarding home equity loan sale transactions by the Company's mortgage division for the periods indicated.

                                                                    Year Ended December 31,
                                                                 ----------------------------
                                                                    1993               1992
                                                                 ---------          ---------
                                                                     (dollars in thousands)

           Home equity loans sold . . . . . . . . . . . . . .    $ 462,873          $ 271,920
           Average coupon on home equity loans sold . . . . .       12.00%             13.69%
           Interest spread retained on
             home equity loans sold . . . . . . . . . . . . .        6.06%              4.56%
           Home equity loan sale gains  . . . . . . . . . . .    $  59,220          $  29,679

           Historically, the Company has originated and sold portfolios of home equity loans on a whole loan basis (or participations therein) to institutional investors or government-sponsored mortgage agencies or conduits and, during 1992, with the participation of one of these investors, securitized and publicly sold home equity loan pass-through certificates.In 1993, the Company began selling its loans in public securitization transactions through its own shelf registration statement.As a primary consequence of this process, the Company realized an increase in the interest spread retained on home equity loans sold from 4.56% in 1992 to 6.06% in 1993.

           Loan servicing income declined in 1993 compared to 1992 as the result of higher amortization of prior loan sale gains partially offset by an increase in the amount of home equity loans serviced.The following table reflects the components of loan servicing income for the periods indicated.

                                                                   Year Ended December 31,
                                                                 ---------------------------
                                                                   1993               1992
                                                                 --------           --------
                                                                       (in thousands)
           Servicing fees earned  . . . . . . . . . . . . . .    $ 31,621           $ 23,021
           Amortization of loan sale gains  . . . . . . . . .     (21,544)           (12,410)
                                                                 --------           --------
              Total . . . . . . . . . . . . . . . . . . . . .    $ 10,077           $ 10,611
                                                                 ========           ========

           Expenses.The following table presents the components of the Company's expenses for the periods indicated.

                                                                   Year Ended December 31,
                                                                ----------------------------
                                                                  1993               1992
                                                                ---------          ---------
                                                                       (in thousands)
           Interest on annuity policies . . . . . . . . . . .   $  76,086          $  77,268
           Personnel  . . . . . . . . . . . . . . . . . . . .      41,525             35,250
           Insurance commissions  . . . . . . . . . . . . . .      34,814             24,056
           Insurance benefits . . . . . . . . . . . . . . . .      18,920             21,159
           Loan loss provision  . . . . . . . . . . . . . . .      17,343             10,027
           Interest . . . . . . . . . . . . . . . . . . . . .      10,158             12,082
           Other operating  . . . . . . . . . . . . . . . . .      41,593             35,278
                                                                ---------          ---------
              Total . . . . . . . . . . . . . . . . . . . . .   $ 240,439          $ 215,120
                                                                =========          =========

           Interest on annuity policies declined $1.2 million during 1993 compared to 1992.Due to the sustained lower interest rate environment, the average interest crediting rate on these annuity policies was reduced which offset the impact of an increase in average annuity reserves of approximately $156 million during 1993 compared to 1992.In addition, by comparison with 1992, annuity surrenders declined during 1993 notwithstanding reductions in renewal crediting rates on these policies.

           Personnel expenses increased approximately $6.3 million primarily because of the costs associated with the geographic expansion of the Company's mortgage operations and incentive compensation paid in connection with loan originations.

           Insurance commissions for 1993 increased by approximately $10.8 million over commissions for 1992 primarily as the result of commissions associated with the increase in titlepolicies written.Commissions paid on issuance of the Company's single premium deferred annuity products are generally capitalized as DPAC and amortized over the estimated life of the policy.During 1993, the Company capitalized approximately $13.7 million in commissions paid on sales of annuities compared to $11.6 million during 1992.Amortization of commission expense on annuities capitalized in prior periods was $5.6 million during 1993, compared to $4.1 million during 1992.

           The Company's loan loss provision was $17.3 million and $10.0 million for 1993 and 1992, respectively.The increase in the provision resulted primarily from an increase in the amount of losses incurred in 1993 as the result of an increase in the number of properties placed in foreclosure and an increase in the average amount of loss per property sold.

           Interest expense for 1993 declined $1.9 million from 1992 primarily as the result of lower borrowing costs.

           Other operating expenses for 1993 were approximately $6.3 million higher than in 1992.Included in other operating expenses is the $2.3 million accrual for the settlement of litigation and approximately $1.4 million in estimated loss recognized in connection with the previously terminated agreement to administer certain blocks of the Company's credit life business.

ASSET QUALITY AND RESERVES

           The quality of the Company's loan and bond portfolios and of the loan portfolio serviced for third parties significantly affects the profitability of the Company.The values of and markets for these assets are dependent on a number of factors, including general economic conditions, interest rates and governmental regulations.Adverse changes in such factors, which become more pronounced in periods of economic decline, may affect the quality of these assets and the Company's resulting ability to sell these assets for acceptable prices.General economic deterioration can result in increased delinquencies on existing loans, reductions in collateral values and declines in the value of investments resulting from a reduced capacity of issuers to repay the bonds.

           Loans.Substantially all of the loans owned by the Company were originated by UC Lending through its branch (i.e., retail) network or wholesale loan programs.The Company's loan portfolio at June 30, 1994 was comprised primarily of $254 million in home equity loans and $173 million in commercial loans.In connection with its origination of home equity loans, the Company relies on thorough underwriting and credit review procedures by UC Lending, a mortgage on the borrower's residence and, in some cases, other security, and, in its retail origination program, close personal contact with borrowers through its branch office system to manage credit risk on its loans.In addition to servicing the loans owned by the Company, UC Lending serviced approximately $1.4 billion in loans for third parties at June 30, 1994.The Company is subject to risk of loss on loans in its owned portfolio and for loans sold under loan sale agreements that provide limited recourse against the Company or subordination of cash and excess interest spread relating to the sold loans by the Company.Such recourse and subordination relate to credit losses which may occur after the sale of the loans and continues until the earlier of the payment in full of the loans or termination of the agreement pursuant to which the loans were sold.The Company is also obligated to repurchase or replace loans which may be determined after the sale to violate representations and warranties relating to them and which are made by the Company at the time of the sale.See "--Recent legal developments related to mortgage loans" below.The Company regularly evaluates the quality of the loan portfolio and estimates its risk of loss based upon historical loss experience, prevailing economic conditions, estimated collateral value and such other factors which, in management's judgment, are relevant in estimating the credit risk in owned and/or serviced loans. Estimated losses on the owned portfolio are provided for by an increase in the allowance for loan losses through a charge to current operating income.For loans sold with limited recourse or subordination of certain cash and excess interest spread relating to the sold loans, the Company reduces the amount of gain recognized on the sale by the estimated amount of credit losses, subject to the recourse limitation or maximum subordination amount of the related loan sale agreements, and records such amount on its balance sheet in the allowance for loss on loans serviced.At June 30, 1994, the maximum recourse associated with sales of home equity loans according to terms of the loan sale agreements totaled approximately $195.5 million, of which amount approximately $179.6 million relates to the subordinated cash and excess interest spread.However, the Company's estimate of its losses was approximately $20.5 million at June 30, 1994, and is recorded in the Company's allowance for loss on loans serviced.Should credit losses on loans sold with limited recourse or subordination of certain cash and excess interest spread materially exceed the Company's estimates for such losses, such consequence will have a material adverse impact on the Company's operations.

           At June 30, 1994, the contractual balance of loans serviced by UC Lending was approximately $1.8 billion comprised of approximately $0.4 billion serviced for the Company and approximately $1.4 billion serviced for investors.The geographic distribution of this portfolio by state and by loan category was as follows at June 30, 1994:

                                                                                                       Percent
   State                          Home Equity   Commercial      Conventional    Consumer     Total    of Total
   -----                          -----------   ----------      ------------   ---------   --------   --------
                                                          (dollars in thousands)
   Florida    . . . . . . . .        $187,750     $86,815          $9,499        $18        $284,082     16.0%
   Louisiana  . . . . . . . .         134,153      13,192          41,058         21         188,424     10.6
   Ohio   . . . . . . . . . .         175,585       6,112           1,671                    183,368     10.3
   Tennessee  . . . . . . . .         108,966      19,998           5,312          7         134,283      7.6
   Alabama  . . . . . . . . .         111,305      12,536           5,340          3         129,184      7.3
   North Carolina   . . . . .         119,099      15,906           1,877                    136,882      7.7
   Georgia  . . . . . . . . .          73,022      47,097           2,651         11         122,781      6.9
   Virginia   . . . . . . . .          50,543      23,414           2,766                     76,723      4.3
   Indiana  . . . . . . . . .          68,810       3,469           1,206                     73,485      4.1
   South Carolina   . . . . .          63,440       1,271           1,271                     65,982      3.7
   Michigan   . . . . . . . .          51,597                         182                     51,779      2.9
   Other States   . . . . . .         244,607      75,558           9,872         12         330,049     18.6
                                   ----------   ---------        --------       ----     -----------    -----
       Total. . . . . . . . .      $1,388,877   $ 305,368        $ 82,705       $ 72     $ 1,777,022    100.0%
                                   ==========   =========        ========       ====     ===========    =====


         The following table provides a summary of loans owned and/or serviced by UC Lending which are past due 30 days or more, foreclosed properties and loans charged off as of the dates indicated.

                                                               Foreclosed Properties
                                                              -----------------------
                        Contractual  Delinquencies               Owned   Serviced for                  % of
                          Balance     Contractual    % of       by the   Third Party     Net Loans   Average
Period Ended             of Loans       Balance     Amount      Company   Investors     Charged Off   Loans*
- ------------            -------------------------------------------------------------------------------------
                                                     (dollars in thousands)
Six months ended June 30, 1994
- ------------------------------
Home equity . . .     $ 1,388,877      $ 103,319    7.44%      $ 10,849      $7,056       $ 6,931      1.10%
Commercial  . . .         305,368         11,090    3.63%        27,196      10,336         1,133      0.28%
Conventional  . .          82,705          2,972    3.59%            35           -            15      0.04%
Consumer  . . . .              72             19       -              -           -           (23)        -
                      -----------      ---------               --------    --------       -------
   Total. . . . .     $ 1,777,022      $ 117,400    6.61%      $ 38,080    $ 17,392       $ 8,056
                      ===========      =========               ========    ========       =======

Year ended December 31, 1993
- ----------------------------
Home equity . . .     $ 1,125,139     $   92,974    8.26%    $   17,014   $   8,355      $  8,548      0.88%
Commercial  . . .         345,365         19,292    5.59%        20,871       9,275         3,579      0.95%
Conventional  . .          98,189          3,730    3.80%           148           -           112      0.09%
Consumer  . . . .              88             17       -              -           -           (35)        -
                      -----------     ----------             ----------   ---------      --------
   Total. . . . .     $ 1,568,781     $  116,013    7.40%    $   38,033   $  17,630      $ 12,204
                      ===========     ==========             ==========   =========      ========

Year ended December 31, 1992
- ----------------------------
Home equity . . .     $   819,448     $   71,762    8.76%    $   13,092   $   7,244      $  4,498       .59%
Commercial  . . .         404,857         29,954    7.40%        20,976       7,338         4,805      1.14%
Conventional  . .         143,311          2,933    2.05%           291           -             4         -
Consumer  . . . .             206             64       -              -           -            82      2.86%
                      -----------     ----------             ----------   ---------      --------
   Total. . . . .     $ 1,367,822     $  104,713    7.66%    $   34,359   $  14,582      $  9,389
                      ===========     ==========             ==========   =========      ========

*Annualized for the six months ended June 30, 1994

         Management of the Company continues to focus on reducing the level of non-earning assets owned and/or serviced by focusing on expediting the foreclosure process.As the result of being more aggressive in liquidating foreclosed property, the Company's net charge-offs on home equity loans in the six months ended June 30, 1994 increased to $6.9 million compared to $4.6 million during the same period of 1993.During the first six months of 1994, the balance of foreclosed home equity loans owned and/or serviced by the Company was reduced by $7.5 million.The Company will continue to focus resources on further reductions in the level of foreclosed properties.

         The above delinquency and loan loss experience represents the Company's recent experience.However, the delinquency, foreclosure and net loss percentages may be affected by the increase in the size and relative lack of seasoning of the portfolio.As a result, the information in the above tables should not be considered as a basis for assessing the likelihood, amount or severity of delinquencies or losses in the future on loans and no assurance can be given that the delinquency and loss experience presented in the tables will be indicative of such experience on loans.

         A summary analysis of the changes in the Company's allowance for loan losses for the indicated periods is as follows.

                                              Six Months
                                             Ended June 30,         Year Ended December 31,
                                            ----------------    --------------------------------
                                             1994      1993        1993       1992       1991
                                            ------    ------    ---------  ----------  ---------
                                                                      (in thousands)

Balance at beginning of period  . . .     $21,017     $15,842     $15,842     15,962     $10,472

Loans charged to allowance
  Home equity   . . . . . . . . . . .      (7,367)     (4,856)    (9,114)     (5,511)     (3,487)
  Commercial  . . . . . . . . . . . .      (1,141)     (1,193)    (3,579)     (4,805)     (2,753)
  Conventional  . . . . . . . . . . .         (17)        (49)      (128)         (4)         (6)
  Consumer  . . . . . . . . . . . . .          (1)        (12)       (14)       (154)       (321)
                                          -------     -------    -------     -------    --------
     Total. . . . . . . . . . . . . .      (8,526)     (6,110)   (12,835)    (10,474)     (6,567)
Recoveries on loans previously
  charged to allowance. . . . . . . .         470         293        631       1,085         948
                                          -------     -------    -------     -------    --------
Net loans charged off . . . . . . . .      (8,056)     (5,817)   (12,204)    ( 9,389)     (5,619)
                                          -------     -------    -------     -------    --------
Loan loss provisions  . . . . . . . .       6,311       7,825     17,343      10,027       9,850
Reserve reclassification  . . . . . .        (107)        (82)        36       ( 758)      1,259
                                          -------     -------    -------     -------    --------
Balance at end of period  . . . . . .     $19,165     $17,768     21,017      15,842     $15,962
                                          =======     =======    =======     =======    ========
Specific reserves . . . . . . . . . .     $ 8,234     $ 7,750     $8,500      $7,067     $ 7,268
Unallocated reserves  . . . . . . . .      10,931      10,018     12,517       8,775       8,694
                                          -------     -------    -------     -------    --------
Total reserves  . . . . . . . . . . .     $19,165     $17,768     21,017      15,842     $15,962
                                          =======     =======    =======     =======    ========

         Specific reserves are provided for foreclosures in which the carrying value of the loan exceeds the market value of the collateral.Unallocated reserves are provided for loans not in foreclosure and are calculated primarily using objective measurement techniques.Unallocated reserves also include reserves for active loans which have been modified or indicate potential problems as well as reserves for a $32.5 million subordinated position the Company acquired in connection with the securitization and sale of approximately $230 million in commercial real estate mortgage loans in 1990.At June 30, 1994, the Company owned $38.1 million of property acquired in settlement of loans, excluding the specific reserves attributed to these properties.These balances are included in the loans owned by the Company.The specific reserve in the table above is provided to reduce the carrying value of these properties to their market value.

         A summary of the amounts provided by the Company for future credit losses on loans and foreclosed properties owned by the Company and loans sold with recourse as of the dates indicated is as follows:


                                                 June 30,                   December 31,
                                          --------------------    -------------------------------
                                            1994        1993       1993        1992        1991
                                          --------    --------    -------     -------    --------
                                                              (in thousands)
Allowance for loan losses
   (Applicable to loans and foreclosed
   properties owned by the Company)       $ 19,165    $ 17,768    $21,017     $15,842    $ 15,962

Allowance for loss on loans serviced
   (Applicable to loans
   sold with recourse)  . . . . . . .       20,549       9,041     12,938       7,015       3,737
                                          --------    --------    -------     -------    --------
     Total  . . . . . . . . . . . . .     $ 39,714    $ 26,809    $33,955     $22,857    $ 19,699
                                          ========    ========    =======     =======    ========

         As of June 30, 1994, approximately $1.1 billion of home equity loans sold were serviced by UC Lending under agreements which provide limited recourse, or subordination of cash and excess interest spread owned by the Company, for credit losses ("loans sold with recourse"). The Company's estimate of its losses, based on historical loan loss experience, was approximately $20.5 million at June 30, 1994 and is recorded in the Company's allowance for loss on loans serviced. Should credit losses on loans sold with limited recourse, or subordination of cash and excess interest spread owned by the Company, materially exceed the Company's estimate for such losses, such consequence will have a material adverse impact on the Company's financial statements.


        Recent legal developments related to mortgage loans. The United States Court of Appeals for the Eleventh Circuit held, in part, that a lender improperly disclosed the collection of the Florida state intangible tax from the borrower, thereby subjecting the loan to rescission under the TILA by the borrower for three years after it was made. Subsequent to the Court's initial decision and prior to its refusal to reconsider its decision, the Florida Legislature amended the language of the intangible tax to clarify the Legislature's previous intention that the intangible tax be disclosed for purposes of the TILA in the manner that had been followed by most lenders in Florida, including the Company. Although the Florida Legislature intended this legislation to apply retroactively, no judicial determination has yet been made as to the effect of this legislation on loans originated prior to its effective date. This court decision may also apply to a similar intangible tax imposed by other states. To its knowledge, as of September 26, 1994, no claims have been filed against the Company under this recent court decision (other than as a defense to a foreclosure proceeding) and no notice of a breach of a representation has been received under the Company's loan sale agreements requesting it to repurchase, cure or substitute other loans for the loans sold. If the intent of the Florida Legislature is not upheld and if a substantial number of claims are filed by borrowers against the Company resulting in rescission or repurchase, the Company's financial statements and operations will be materially adversely affected. As the financial impact, if any, of this contingency cannot presently be reasonably estimated, the Company has made no accrual therefor.


         Bonds. Investment purchases are made with the intention of holding fixed income securities until maturity. Prior to January 1, 1994 securities were generally carried at cost adjusted for discount accretion and premium amortization. At June 30, 1994, the amortized cost of the Company's bond portfolio was $1.0 billion, consisting primarily of $713 million in mortgage-backed securities and $258 million in corporate bonds. In connection with the adoption of SFAS 115 (see note 4 to the consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994), bonds with an amortized cost of approximately
$939 million or 93% of the Company's bond portfolio were classified in an available-for-sale category and the carrying value adjusted to market value by means of an adjustment to stockholders' equity. The remainder of the portfolio, consisting primarily of private placements made either directly or through an investment partnership, continues to be classified as held-to- maturity and valued at cost. At June 30, 1994, the Company did not own any securities classified as trading securities. The net unrealized loss in the bond portfolio (cost over market value) at June 30, 1994 was $37.5 million compared to an unrealized gain of $31.5 million at December 31, 1993.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's principal cash requirements consist of funding loan originations in its mortgage operations and the payment of policyholder claims and surrenders incurred in its insurance operations.The Company's mortgage operations require continued access to short and long-term sources of debt financing, the sale of loans to UC Life and the sale of loans and asset-backed securities in the secondary market; whereas liquidity requirements for the Company's insurance operations are generally met by funds provided from the sale of annuities and cash flow from its investment in fixed income securities and mortgage loans.

         The following discussion reflects the primary sources of liquidity and capital for each of the Company's primary operating divisions.

         UC Lending.The principal cash requirements of the Company's mortgage operations arise from loan originations, repayments of inter-company debt borrowed by the Company under its $200 million revolving credit facility, payments of operating and interest expenses and deposits to reserve accounts related to loan sale transactions.Loan originations are initially funded principally through the Company's $200 million revolving credit facility and short-term bank facilities pending loan sales to UC Life and in the secondary market.At June 30, 1994, the Company's debt facilities available to fund general operating needs totaled $218 million, of which $186.8 million was outstanding, compared to December 31, 1993 when $208.5 million in such debt facilities was available with $155.5 million outstanding.Substantially all of the loans originated by UC Lending are sold.Net cash used by investing activities of the Company in 1993 and 1992 and for the six months ended June 30, 1994 and 1993, respectively, reflects approximately $600 million, $346 million, $436 million and $230 million, respectively, in cash used for loan originations.The primary source of funding for loan originations is derived from the reinvestment of proceeds from the ultimate sale of loans in the secondary market which totaled approximately $464 million and $344 million in 1993 and 1992, respectively, and $460 million and $168 million in the first six months of 1994 and 1993, respectively.In connection with the loan sale transactions in the secondary market, surety bonds and cash deposits were provided by the Company as credit enhancements.The loan sale transactions required the subordination of certain cash flows payable to UC Lending to the payment of scheduled principal and interest due to certificate holders.In connection with these transaction, UC Lending was required, in some instances, to fund an initial deposit, and thereafter, in each transaction, a portion of the amounts receivable by UC Lending and its subsidiary from the excess interest spread is required to be placed and maintained in a reserve account to the extent of the subordination requirements.The subordination requirements generally provide that the excess interest spread is payable to the reserve account until a specified level of cash, which is less than the maximum subordination amount, is accumulated therein.The capitalized excess servicing income of the Company is subject to being utilized first to replenish cash paid from the reserve account to fund shortfalls in collections from borrowers who default on the payment of principal or interest on the loans underlying the pass-through certificates issued until the total of the Company's deposits into the reserve account equal the maximum subordination amount.In connection with the issuance and sale of approximately $1.3 billion of pass-through certificates through June 30, 1994, the aggregate subordination amounts were initially set at approximately $179.6 million.After the Company's deposits into the reserve account equal the maximum subordination amount for a transaction, the subordination of the related excess interest spread for these purposes is terminated.The excess interest spread required to be deposited and maintained in the respective reserve accounts will not be available to support the cash flow requirements of the Company until such amount exceeds the maximum subordinated amount (other than amounts, if any, in excess of the specified levels required to be maintained in the reserve accounts, which may be distributed periodically to the Company).At June 30, 1994, the amounts on deposit in such reserve accounts totaled $56.2 million.

         Adequate credit facilities and other sources of funding, including the ability of the Company to sell loans in the secondary market and to UC Life, are essential for the continuation of the Company's loan origination operations.The Company's available, but unfunded, debt capacity for general operating needs as of June 30, 1994 was $31.2 million while such capacity as of December 31, 1993 totaled $53 million.During the second quarter of 1994, peak borrowings under such credit facilities reached $210.9 million. The Company's $200 million revolving credit facility has a committed term to December 31, 1995.The interest rate on such credit facility is based upon various floating rate indices as may be selected by the Company from time to time.There can be no assurance that the Company's present credit facilities will be available in the future on terms or in amounts which the Company would consider favorable.

         UC Life.The principal cash requirements of UC Life consist of contractual obligations to policyholders, principally through policy claims and surrenders.The primary sources of funding these obligations, in addition to cash flow from investments, are the sale of annuities.Net cash flow from underwriting operations is used to build an investment portfolio, which in turn produces future cash flows from investment income and provides a secondary source of liquidity for this division.Net cash provided by operating activities of the insurance division in 1993 and 1992 was approximately $78 million and $69 million, respectively, and in the six months ended June 30, 1994 and 1993 was approximately $31.7 million and $34.3 million, respectively, resulting primarily from cash earnings on investments.The Company monitors available cash and cash equivalents to maintain adequate balances for current payments while maximizing cash available for longer term investment activities.The Company's financing activities in 1993 and 1992 reflect approximately $208 million and $187 million, respectively, and during the six months ended June 30, 1994 and 1993 reflect approximately $116 million and $120 million, respectively, in cash received primarily from sales by UC Life of its annuity products.As reflected in the net cash used by investing activities during the same periods, investment purchases were approximately $293 million, $631 million, $182 million and $147 million, respectively, reflecting the investment of these funds and the reinvestment of proceeds from maturities of investments.Cash used by financing activities also reflects payments of $136 million and $131 million in 1993 and 1992, respectively, and $85 million and $58 million for the six months ended June 30, 1994 and 1993, respectively, primarily on annuity products resulting from policyholder surrenders and claims.In response to the decline in interest rates in 1992 and 1993, the Company reduced the crediting rates on its annuity policies.At June 30, 1994, the interest margin on the Company's annuity liabilities was 2.73% compared to 2.46% at December 31, 1993 and 2.24% at June 30, 1993.Notwithstanding reductions in renewal crediting rates on its policies, the percentages of annuities surrendered has generally remained stable.UC Life's investments at June 30, 1994, included approximately $394 million in residential and commercial mortgage loans, $288 million in corporate and government bonds and private debt placements and $711 million inmortgage-backed securities.The investment portfolio is also managed to provide a secondary source of liquidity as investments can be sold, if necessary, to fund abnormal levels of policy surrenders, claims and expenses.An unanticipated increase in surrenders would impact the Company's liquidity, potentially requiring the sale of certain assets, such as bonds and loans prior to their maturities, which may be at a loss.

         As a holding company, the Company's ability to meet debt service obligations and pay operating expenses and dividends depends on receipt of sufficient funds from its subsidiaries.The payment of dividends by UC Life to the Company is subject to restrictions set forth in the insurance laws and regulations of Louisiana, its domiciliary state.The Louisiana Insurance Code (the "Code") provides that no Louisiana stock insurer shall declare and pay any dividends to its stockholders unless (i) its capital is fully paid in cash and is unimpaired and (ii) it has a surplus beyond its capital stock and the initial minimum surplus required and all other liabilities equal to 15% of its capital stock, provided that this restriction shall not apply to an insurer when its paid- in capital and surplus exceed the minimum required by the Code by 100% or more.Additional dividend restrictions are imposed by the Louisiana Insurance Holding Company System Regulatory Law.Specifically, extraordinary dividends by an insurance company are subject to a prior approval requirement by the Louisiana Commissioner of Insurance (the "Louisiana Commissioner") and an insurance company's surplus as regards policyholders following any dividends or distributions to affiliates must be reasonable in relation to the insurance company's outstanding liabilities and adequate to its financial needs.An extraordinary dividend is defined as an amount in excess of the lesser of (a) 10% of surplus as of the preceding December 31, or (b) the net gain from operations for the preceding calendar year.If insurance regulators determine that payment of a dividend or any other payment to an affiliate (such as a payment under a tax allocation agreement or for employee or other services or pursuant to a surplus debenture) would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company's policyholders or creditors, the regulators may block payment of such dividend or such other payment to the affiliate that would otherwise be permitted without prior approval. Under the statutory and regulatory scheme in Louisiana, UC Life had the capacity to pay dividends of $8.5 million at each of June 30, 1994 and December 31, 1993 without prior regulatory approval.UC Life did not pay any dividends to the Company during the first six months of 1994 or at any time during 1991, 1992 or 1993 in order to retain capital in UC Life.

         UG Title.Liquidity requirements for the Company's title insurance business are generally met from funds provided by the sale of title insurance policies and cash flow from its investment portfolio.UG Title's investments at June 30, 1994 included approximately $3.3 million in residential mortgage loans, $6.9 million in

U.S. government and agency securities and $1.1 million in temporary investments, primarily certificates of deposit. An unanticipated increase in policy claims would impact UG Title's liquidity, potentially requiring the sale of its investments prior to their maturities, which may be at a loss. The principal liability of UG Title is the loss reserve established for title policy claims.

ACCOUNTING STANDARDS

         In May 1993, the FASB issued Statement of Financial Accounting Standards No. 114 ("SFAS 114") which addresses the accounting by creditors for impairment of loans and specifies how allowances for credit losses related to certain loans should be determined. SFAS 114 also addresses the accounting by creditors for all loans that are restructured in a troubled debt restructuring involving modification of terms of a receivable. SFAS 114 is effective for financial statements for fiscal years beginning after December 15, 1994. The Company is reviewing the provisions of this pronouncement but has not yet determined the effect of its implementation on the Company's financial condition or results of operations.



                           DESCRIPTION OF SECURITIES


GENERAL

         The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.


DEBT SECURITIES


        The Senior Debt Securities are to be issued under an indenture to be dated as of a date prior to the first issuance of Senior Debt Securities, as supplemented from time to time (the "Senior Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Senior Trustee"), and the Subordinated Debt Securities are to be issued under an indenture to be dated as of a date prior to the first issuance of Subordinated Debt Securities, as supplemented from time to time (the "Subordinated Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Debt Securities or Subordinated Debt Securities. The form of the Senior Indenture and the form of the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the applicable
Indenture. Unless otherwise noted below, section references below are to both Indentures.


         The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable Federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of the Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

 General

         The Debt Securities will be direct, unsecured obligations of the Company.The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company.The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company (including the Senior Debt Securities) as described under "--Subordination" below.The Debt Securities may be issued in one or more series.

         The Company primarily conducts its operations through its Subsidiaries.The rights of the Company and its creditors, including the Holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

         The accompanying Prospectus Supplement will set forth the terms of the Offered Debt Securities, which may include the following:

                 (1) The title of the Offered Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities.

                 (2) The aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities.

                 (3) The percentage of the principal amount at which the Offered Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined.

                 (4) The date or dates on which or periods during which the Offered Debt Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable.

                 (5) The rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Debt Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Debt Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

                 (6) The place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid.

                 (7) The obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

                 (8) The right, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

                 (9) If the coin or currency in which the Offered Debt Securities shall be issuable is U.S. dollars, the denominations of the Offered Debt Securities if other than denominations of $1,000 and any integral multiple thereof.

                 (10) Whether the Offered Debt Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

                 (11) Provisions, if any, for the defeasance of Offered Debt Securities or certain of the Company's obligations with respect to the Offered Debt Securities.

                 (12) Whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

                 (13) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Debt Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.


                 (14) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Debt Securities which entitles the Holder of an Offered Debt Security or its proxy to one vote for purposes of voting at a meeting of Holders of the Offered Debt Securities.


                 (15) If the principal of (and premium, if any) or interest on the Offered Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Debt Securities are denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made.

                 (16) The date as of which any Offered Debt Securities shall be dated.

                 (17) If the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

                 (18) If the Offered Debt Securities are denominated or payable in foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof).


                 (19) The designation of the original Currenty Determination Ageny, if any.



                 (20) The applicable Overdue Rate, if any.



                 (21) If the Offered Debt Securities do not bear interest, the applicable dates upon which the Company will furnish or cause to be furnished to the Trustee a list of the names and addresses of the Registered Holders of the Offered Debt Securities.



                 (22) Any addition to, or modification or deletion of, any Events of Default or covenants provided for in the applicable Indenture with respect to the Offered Debt Securities.



                 (23) If any of the Offered Debt Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Debt Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Debt Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.


                 (24) Whether the Offered Debt Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Debt Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Debt Securities may be exchanged for Registered Securities in definitive form.



                 (25) The designation, if any, of any depositaries, trustees (other than the applicable Trustee), paying agents, authenticating agents, security registrars (other than the Trustee) or other agents with respect to the Offered Debt Securities.



                 (26) If the Offered Debt Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.



                 (27) If the Offered Debt Securities are Subordinated Debt Securities, whether they will be convertible or exchangeable into shares of Common Stock and, if so, the terms and conditions, which may in addition to or in lieu of the provisions contained in the Subordinated Indenture, upon which such Offered Debt Securities will be so convertible or exchangeable, including the conversion or exchange price and the conversion or exchange period.



                 (28) Any other terms of the Offered Debt Securities not specified in the Indenture under which such Offered Debt Securities are to be issued (which other terms shall not be inconsistent with the provisions of such Indenture).



         Each Indenture provides that the aggregate principal amount of Debt Securities that may be issued thereunder is unlimited. The Debt Securities may be issued in one or more series thereunder, in each case as authorized from time to time by the Board of Directors of the Company, or any committee thereof or any duly authorized officer or pursuant to any modification of an Indenture. (Section 3.01)


         In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

         The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the accompanying Prospectus Supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default or covenants of the Company described below that are applicable to the Offered Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.


        All of the Debt Securities of a series need not be issued at the same time, and may vary as to denomination, interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

Denominations, Registration and Transfer


         Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "--Book-Entry Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached. (Section 2.01)


         Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

         Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

         Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

         Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

         The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

Events of Default

         Under the Indentures, "Event of Default" with respect to the Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):(1) default in the payment of any interest upon any Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Debt Security of such series at its Maturity; (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the applicable Indenture specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable

Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other Event of Default provided with respect to Debt Securities of that series pursuant to the applicable Indenture.(Section 5.01)

         Each Indenture requires the Company to file with the applicable Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the applicable Indenture.(Section 12.02)Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of Debt Securities of any default (except payment defaults on such Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Debt Securities to do so.(Section 6.02)

         If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or, if any Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the applicable Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) shall become immediately due and payable.Upon payment of such amount in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Debt Securities of such series shall terminate.(Section 5.02)


         Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to Debt Securities of a particular series shall occur and be continuing, the applicable Trustee shall be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders of Debt Securities of that series, unless such Holders shall have offered to the applicable Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request.(Section 5.07) Subject to such provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under such Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to the Debt Securities of that series provided that such direction does not conflict with law or with the applicable Indenture.(Section 5.12)


         At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the Indentures, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the applicable Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the applicable Trustee a sum in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the applicable Trustee and the reasonable compensation, expenses, disbursements and advances of the applicable Trustee, its agents and counsel; and (2) all Events of Default with respect to Debt Securities of such series, other than the nonpayment of the principal of Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the applicable Indenture.No such rescission and waiver will affect any subsequent default or impair any right consequent thereon.(Section 5.02)

Modification or Waiver


         Without prior notice to or consent of any Holders, the Company and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes:(1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the applicable Indenture and in the Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the applicable Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder; (7) to supplement any of the provisions of the applicable Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities issued under such Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the applicable Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect.(Section 11.01)


         With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of Debt Securities and Coupons, if any, under the applicable Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security of each such series affected thereby (1) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer

Securities, or adversely affect the right to convert any Subordinated Debt Security into shares of Common Stock as may be set forth in the Prospectus Supplement; (2) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults or Events of Default thereunder and their consequences provided for in such Indenture; (3) modify any of the provisions of the applicable Indenture relating to modifications and waivers of defaults and covenants, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security of each series affected thereby; provided, however, that certain of such modifications may be made without the consent of any Holder of any Debt Security; or (4) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof. (Section 11.02)


         A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities and Coupons, if any, of any other series. (Section 11.02)

         In the case of the Subordinated Indenture, no modification may adversely affect the rights of any holder of Senior Indebtedness under the subordination provisions of the Subordinated Indenture without the consent of such holder. (Section 11.08 of the Subordinated Indenture)

         The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive, by notice to the applicable Trustee and the Company, any past default or Event of Default under the applicable Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "--Modification and Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Debt Securities of such series under the applicable Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon. (Section 5.13)


         The Company may omit in any particular instance to comply with certain covenants in the applicable Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the applicable Indenture but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises, if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Section 12.09 of the Senior Indenture; Section 12.07 of the Subordinated Indenture)


Subordination


         Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities (Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal (and premium if any) or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture)No payment on account of principal (or premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities (including, without limitation, payment of any Coupons) unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. (Section 16.03 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Subordinated Indenture, any Paying Agent or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)


         By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections 4.02 and 15.02 of the Subordinated Indenture)

         If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Discharge, Legal Defeasance and Covenant Defeasance

         The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company; (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with; and (4) the Company has delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Debt Securities of the series to recognize income, gain or loss for Federal income tax purposes. (Section 4.01)

         If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)


         At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Debt Securities of any series ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with any obligation of the Company or certain restrictive covenants of the applicable

Indenture ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to the Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series; (3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the applicable Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the applicable Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Debt Securities shall be reinstated in full. (Section 15.02)

Payment and Paying Agents


         If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. (Section 12.03)



         If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series; provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt

Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)



         No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Bearer Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the applicable Trustee or the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)


Book-Entry Debt Securities

         The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Note will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

         If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New
York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Debt Securities, will be described in the accompanying Prospectus Supplement.

         So long as DTC or its nominee is the registered owner of a Global
Note, DTC or its nominee, as the case may be, will be considered the sole
Holder of the Debt Securities represented by such Global Note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery or Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

         If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. (Section 3.04)

         The following is based on information furnished by DTC:


         DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.


         Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book entry system for the Debt Securities is discontinued.

         To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

         Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

         Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

         DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered.

         The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

         Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respects to a series of Debt Securities issued as Global Notes will be Direct Participants in DTC.

         None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Conversion or Exchange Rights

         The terms and conditions, if any, upon which Subordinated Debt Securities being offered are convertible or exchangeable into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion or exchange price, the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversions or exchanges in the event of the redemption of such Subordinated Debt Securities.

Concerning the Trustees


         The Company may from time to time maintain deposit accounts and conduct other banking transactions with The First National Bank of Chicago or State Street Bank and Trust Company and their affiliated entities in the ordinary course of business.


Certain Definitions

         Set forth below is summary of certain defined terms used in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms.

         "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Debt Securities of such series and to have satisfied all the obligations under the applicable Indenture relating to the Debt Securities of such series, except
(i) the right of Holders of Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the applicable Trustee and (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee thereunder. (Section 15.02)

         "Indebtedness" means (i) any liability of any Persons (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above. (Section 1.01)


         "Senior Indebtedness" means the principal of (and premium, if any) and unpaid interest on (i) Indebtedness of the Company, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the Indebtedness evidenced by the Subordinated Debt Securities of any series), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such Indebtedness is not senior or prior in right of payment to the Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities and (ii) renewals, extensions and modifications of any such Indebtedness. (Section 1.01 of the Subordinated Indenture)


         "Subsidiary" means any Corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such Corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof. (Section 1.01)


         "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)


PREFERRED STOCK

         The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Articles of Amendment relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

General

         Under the Company's Articles of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

         The Preferred Stock offered hereby will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including:(1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (7) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

         The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock offered hereby (the "Parity Stock").

Dividend Rights

         Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

         The Preferred Stock of each series will include customary provisions
(1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

Rights Upon Liquidation

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the PreferredStock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

Voting Rights

         The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.



                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation, as amended, of the Company (the "Articles of Incorporation") and the By-Laws, as amended, of the Company (the "By- Laws") and the Rights Plan of the Company dated as of July 27, 1994 between the Company and Chemical Bank, as Rights Agent (the "Rights Plan"). The Articles of Incorporation and the By-Laws are exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and the Rights Plan is an exhibit to Company's Registration Statement on Form 8-A.

         The Company is authorized to issue (i) 100,000,000 shares of Common Stock, par value $2.00 per share and (ii) 20,000,000 shares of Preferred Stock, par value $2.00 per share, which may be issued in one or more series with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as shall be specified by the Board of Directors. The Board of Directors may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. In connection with the Rights Plan, the Board of Directors authorized the issuance of 1,000,000 shares of Series A Junior Participating Preferred Stock to holders of rights issued under the Rights Plan. See "--Rights Plan" below.

         As of July 14, 1994, 12,435,519 shares of Common Stock were issued and outstanding, excluding 524,207 treasury shares.

COMMON STOCK

Dividends

         Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors. The declaration and amount of future dividends may depend, in part, on restrictive covenants contained in certain loan agreements and certain state regulations regarding minimum capitalization requirements for insurance companies that have the effect of limiting dividends from UCLIC and UGTIC to the Company.

         Under provisions of the Company's revolving credit facility restricting the payment of dividends, approximately $37.2 million of retained earnings was available for the payment of dividends at June 30, 1994. In addition to the state regulatory provisions referenced above requiring minimum capitalization for insurance companies and limiting the ability of insurance companies to pay dividends or make other payments to affiliates, the ability of UCLIC to pay dividends to the Company is restricted under certain circumstances by the fact that payment of dividends by UCLIC would result in an increase in UCLIC's federal income taxes.

Voting Rights

         Holders of Common Stock are entitled to one vote for each share held of record. Except as discussed below, action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented.

Other Rights

         Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation.

         The transfer agent and registrar for the Common Stock is Chemical Bank of New York, New York.


SPECIAL CHARTER AND LOUISIANA LAW PROVISIONS

         Certain provisions of the Articles of Incorporation of the Company, Louisiana law, and the Company's Rights Plan, may have the effect of delaying, deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Company's Common Stock or a proxy contest for control of the Company.

Special Vote Provisions and Takeover Consideration Provisions in the Company's Articles of Incorporation

         The Articles of Incorporation of the Company include certain provisions (the "Special Vote Provisions") requiring the affirmative vote of 80% of the outstanding shares of the Company's voting stock before the Company may enter into (i) a merger or consolidation with any other corporation, (ii) a sale or lease of substantially all of the assets of the Company to any other corporation, person or entity, or (iii) a sale or lease to the Company by any other corporation, person or other entity of assets having a value greater than $1 million in exchange for voting stock of the Company, in each case if such other corporation, person or other entity, directly or indirectly, owns or controls 10% or more of the Company's voting stock prior to any such transaction. The Special Vote Provisions apply only to the above-described transactions which do not receive prior approval of the Board of Directors.

         The Articles of Incorporation of the Company also contain certain provisions (the "Takeover Consideration Provisions") authorizing the Board of Directors, in evaluating an offer from a third party to merge with or acquire the shares or assets of the Company, to give due consideration to certain factors not directly related either to the price per share offered for or the then market price of the Company's Common Stock. The factors that the Board of Directors is authorized to consider under the Takeover Consideration Provisions include, without limitation:(i) the consideration being offered in the acquisition proposal as it relates to the then current value of the Company in a freely negotiated transaction, and to the Board of Directors' then estimate of the future value of the Company as an independent entity; (ii) the social, legal and economic effects of the acquisition proposal on the Company and its subsidiaries, and the franchisees, employees, suppliers, customers, creditors and business of the Company and its subsidiaries; (iii) the financial condition and earnings prospects of the potential offeror, including but not limited to, debt service and other existing or likely financial obligations of the potential offeror, and the possible effect of such condition upon the Company and its subsidiaries and other elements of the communities in which the Company and its subsidiaries operate or are located; and (iv) the competence, experience and integrity of the potential offeror.

         Pursuant to Section 91G of the Louisiana Business Corporation Law (the "LBCL"), the Board of Directors is also authorized to consider the factors set forth therein (which are generally comparable to those set forth in the Takeover Consideration Provisions) and any other factors which it deems relevant in evaluating a tender offer or an offer to make a tender or exchange offer or to effect a merger or consolidation.

         The Special Vote Provisions and the Takeover Consideration Provisions may be altered only by the affirmative vote of 80% of the outstanding shares of the Company's voting stock.

Directors' and Officers' Exculpation and Indemnification

         The Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for breach of the director's or officer's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 92(D) of the LBCL, which specifies certain corporate transactions, such as certain dividend declarations and dispositions of assets, as unlawful, or (iv) for any transaction from which the director or officer derived an improper personal benefit. With the exception of the items noted in
(i) through (iv) above, the effect of this provision of the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of his or her fiduciary duty as a director or officer. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's or officer's fiduciary duty.

         Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by Louisiana law.

Louisiana Fair Price and Control Share Acquisition Statutes

         As a Louisiana corporation, the Company is subject to the provisions of the LBCL which contain "fair price" and "control share acquisition" provisions. Each of these provisions imposes significant restrictions on the ability of an acquiror of a large block of voting stock of a Louisiana corporation to exercise control over the corporation.

         The "fair price" provisions are set forth in Sections 132-134 of the LBCL and are designed to restrict the ability of a Louisiana corporation to enter into mergers or other extraordinary corporate transactions with certain stockholders. These provisions require that certain business combinations between a Louisiana corporation and "interested stockholders" must be approved by (i) the corporation's Board of Directors, (ii) the affirmative vote of at least 80% of the voting stock of the corporation, and (iii) the affirmative vote of two-thirds of the voting stock of the corporation (excluding stock held by the interested stockholders), unless the business combination satisfies certain "fair price" tests regarding the payments to be made to stockholders and meets certain other procedural requirements. An "interested stockholder" is defined as any person (other than the corporation, any subsidiary of the corporation or any employee benefit plan of the corporation or any subsidiary) that is the beneficial owner of 10% or more of the voting stock of the corporation. In general, the "fair price" tests measure the value stockholders receive for their stock from an interested stockholder in transactions within a two year period.

         The "control share acquisition" provisions of the LBCL are set forth in Sections 135-140.2. In general, these provisions provide that persons who, after May 4, 1987, acquire stock that would normally entitle them to exercise 20% or more of the voting power of the corporation will not be able to vote the shares acquired by them in excess of 20% of such voting power unless their ability to vote is reinstated by the stockholders of the corporation at a meeting held after the acquiring person requests such a vote. A corporation is required to call such a meeting only if the person proposing to make a control share acquisition (an "acquiring stockholder") has demonstrated a financial ability to make a successful acquisition and such proposed acquisition is lawful. At such a meeting, the voting rights of the acquiring stockholder will be reinstated for shares held by the acquiring stockholder in excess of 20% of the Company's voting power if approved by the affirmative vote of (i) a majority of all shares of the Company then entitled to vote and (ii) a majority of all shares of the Company then entitled to vote (excluding shares beneficially owned by the acquiring stockholder, its officers and its directors who are also its employees). If the voting rights of the acquiring stockholder are reinstated, such stockholder can acquire additional voting shares within certain threshold levels, without obtaining additional stockholder approval. However, if the acquiring stockholder acquires additional shares in an acquisition that places such stockholder above the threshold ownership levels of one-third and one-half of all voting shares, the additional shares acquired in such an acquisition in excess of such ownership levels will not have voting rights unless reinstated by the stockholders pursuant to the voting procedures described above. A corporation must call a stockholders' meeting within 50 days of the date that both the corporation and the proposed acquiring stockholder file definitive proxy materials with the Commission.

Louisiana Insurance Code

         UCLIC is a Louisiana chartered life insurance company. Section 731 of the Louisiana Insurance Code (La.R.S. 22:731) provides that a Louisiana insurer may merge or consolidate with or acquire control of another insurer, or a person may acquire control of a Louisiana insurance company only if the plan of merger or consolidation or acquisition of control is submitted to or receives advance approval from the Louisiana Commissioner of Insurance after a public hearing thereon. Section 731 provides that the Louisiana Commissioner of Insurance may disapprove any such merger, consolidation or other acquisition of control for any of the following reasons: (i) the effect thereof would be substantially to lessen competition in insurance in Louisiana or tend to create a monopoly therein; (ii) the financial condition of any acquiring party is such as might jeopardize the financial stability of the insurer, or prejudice the interests of its policyholders or the interests of any remaining security holders who are unaffiliated with such acquiring party; (iii) the terms of the offer, request, invitation, agreement or acquisition are unfair and unreasonable to the security holders of the insurer; (iv) the plans or proposals which the acquiring party has to liquidate the insurer, sell its assets or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management are unfair and unreasonable to policyholders of the insurer and not in the public interest; or (v) the competence, experience and integrity of those persons who would control the operation of the insurer are such that it would not be in the interest of policyholders of the insurer and of the public to permit the merger, consolidation or other acquisition of control.

         Louisiana's Insurance Holding Company System Regulatory Law, constituting Part XXI-A of the Louisiana Insurance Code (La.R.S. 22:1001-1015), requires the filing of periodic registration statements by the Company with the Louisiana Commissioner of Insurance and regulates transactions among members of an insurance holding company system such as that of the Company. Any change of control (10% or more of voting securities is presumed to constitute control for purposes of this legislation) requires notification to hearing before and approval of the Louisiana Commissioner of Insurance.

RIGHTS PLAN

         On July 27, 1994, the Board of Directors of the Company redeemed the rights issued under the rights plan adopted in February 1989, adopted the Rights Plan, declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on August 6, 1994, and authorized the issuance of one Right with respect to each share of Common Stock issued after August 6, 1994, and before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). The Rights have antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.

         Each Right entitles the registered holder upon exercise on and after the Distribution Date to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $2.00 per share (the "Preferred Shares"), of the Company at a price of $240.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and the Preferred Shares into which such Rights are exercisable, are set forth in the Rights Plan.

         The "Distribution Date" occurs on the earliest of the close of business on (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock,
(ii) the tenth day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of Common Stock, or (iii) 10 days after the Board of Directors shall declare any person to be an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the shares of Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including without limitation, such person not acquiring more than a specified amount of stock and/or such person not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person. Until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. The Rights will expire on July 31, 2004 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company.

         The Purchase Price payable, and the number of Preferred Shares or other securities of property issuable, on exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the Preferred Shares or other events described in the Rights Plan.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The Rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         The Rights Plan contains a "flip-over" feature allowing the exercise of the Rights so that the holder thereof (except those Rights held by the Acquiring Person) will receive shares of Common Stock of the Acquiring Person at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-over" feature provides that in the event that the Company is acquired by an Acquiring Person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the Acquiring Person which at the time of such transaction will have a market value of two times the Purchase Price.

         The Rights Plan also contains a "flip-in" feature allowing holders of Rights (except those held by an Acquiring Person) to purchase Common Stock of the Company at half price, causing substantial dilution to the Acquiring Person. In general, this "flip- in" feature provides that in the event that
(i) any person becomes the beneficial owner of 25% or more of the outstanding Common Stock (unless such person first acquires 25% or more of the outstanding Common Stock by a purchase pursuant to a tender offer for all of the Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders, employees, customers and communities in which the Company does business), (ii) any person is declared by the Board of Directors to be an Adverse Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Plan, or (iv) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in the event that there are insufficient authorized shares of Common Stock, substitute consideration such as cash, property, or other securities of the Company) having a market value of two times the Purchase Price.

         At any time after the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the outstanding Common Stock and prior to the acquisition by such person of 25% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time prior to the tenth day following a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price. The date on which the redemption of the Rights occurs pursuant to the foregoing provisions is referred to herein as the "Redemption Date."

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of the Common Stock then known to the Company to be beneficially owned by any Acquiring Person and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder of a Right will not, by reason of being such a holder, have rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


                              PLAN OF DISTRIBUTION


         The Company may offer and sell the Offered Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly by the Company to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents with whom UCFC has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the proceeds to the Company from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and any securities exchange, if any, on which such Offered Securities may be listed.

Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.


         If underwriters are used in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         Offered Securities may be offered and sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

         The Offered Securities will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

         Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold, and any discounts or commissions received by it from UCFC and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

         Under agreements entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

         Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

         The legality of the Debt Securities will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York. The legality of the Common Stock and Preferred Stock will be passed upon for the Company by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Certain legal matters in connection with any offering of Securities involving any underwriters or dealers will be passed upon for such underwriters or dealers by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. As to matters governed by the laws of the State of Louisiana, Stroock & Stroock & Lavan and Simpson Thacher & Bartlett will rely upon Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation). As of June 30, 1994, individual stockholders of the firm of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) owned, directly or indirectly, approximately 23,566 shares of the Company's Common Stock.


                                    EXPERTS

         The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from UCFC's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim financial information for the periods ended March 31, 1994 and 1993 and June 30, 1994 and 1993, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

================================================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ________________




                               TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
                                  PROSPECTUS

Incorporation of Certain Documents by
  Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . .    3
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
Ratios of Earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
Selected Financial and Other Data . . . . . . . . . . . . . . . . . . . .   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . .   31
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . .   46
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . .   52
Legal Opinions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53



================================================================================


                                  $200,000,000



                                UNITED COMPANIES
                             FINANCIAL CORPORATION





                      DEBT SECURITIES AND PREFERRED STOCK





                                 _____________

                                   PROSPECTUS
                                 _____________




                                    , 1994



================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:



                 Registration Fee -- Securities and
                   Exchange Commission  . . . . . . .    $ 68,965.52
                 Printing and Engraving Expenses  . .     175,000.00
                 Legal Fees and Expenses  . . . . . .     350,000.00
                 Accounting Fees and Expenses . . . .      35,000.00
                 Blue Sky Fees and Expenses . . . . .      45,000.00
                 Indenture Trustees' Expenses . . . .       7,000.00
                 Rating Agency Fees and Expenses  . .     100,000.00
                 Miscellaneous  . . . . . . . . . . .     150,000.00
                                                         -----------
                     Total  . . . . . . . . . . . . .    $930,965.52
                                                         ===========


_______________________


All of the amounts are estimated except for the Securities and Exchange Commission registration fee.



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 83 of the Louisiana Business Corporation Law (the "LBCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include expenses, including attorney fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 83 further provides that a Louisiana corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions except that no indemnification is permitted without judicial approval if the director or officer shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against such expenses that such officer or director actually incurred. Section 83 permits a corporation to pay expenses incurred by the officer or director in defending an action, suit or proceeding in advance of the final disposition thereof if approved by the board of directors.

         Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by the LBCL.

         The Articles of Incorporation, as amended, provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for breach of the directors' or officers' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 92(D) of the LBCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit. Section 92(D) of the LBCL specifies certain corporate transactions, such as certain dividend declarations and dispositions of assets, as unlawful. The effect of this provision of the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's or officer's fiduciary duty.

ITEM 16. LIST OF EXHIBITS.


 Exhibit
 Number      Description of Document
 -------     -----------------------

 1.1(1)      Form of Underwriting Agreement for Securities


 4.1(3)      Series A Junior Participating Preferred Stock Purchase Rights


 4.2(1)      Form of Senior Indenture

 4.3(1)      Form of Senior Note (included in Exhibit 4.2)

 4.4(1)      Form of Subordinated Indenture

 4.5(1)      Form of Subordinated Note (included in Exhibit 4.4)

 4.6(1)      Form of Articles of Amendment for Preferred Stock

 4.7(1)      Specimen Preferred Stock Certificate

 5.1(1) Opinion of Stroock & Stroock & Lavan regarding legality of securities being registered

 5.2(1) Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) regarding legality of securities being registered

 12.1(1)     Statement of Computation of Ratio of Earnings to Fixed Charges

 12.2(1) Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends


 15.1(1) Letter of Deloitte & Touche LLP regarding unaudited financial information


 23.1(1)     Consent of Stroock & Stroock & Lavan (included in Exhibit 5.1)

 23.2(1) Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) (included in Exhibit 5.2)


 23.3(1)     Consent of Deloitte & Touche LLP


 24.1(2)     Powers of Attorney (included in Part II of this Registration
             Statement)

 Exhibit
 Number      Description of Document
 -------     -----------------------


 25.1(1)     Statement of Eligibility of Senior Trustee on Form T-1


 25.2(1)     Statement of Eligibility of Subordinated Trustee on Form T-1

_______________





(1)      Filed herewith.



(2)      Previously filed.



(3) Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A, filed on August 5, 1994.





ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the

Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana on September 27, 1994.




                                        UNITED COMPANIES FINANCIAL CORPORATION

                                        By:      /s/ Sherry E. Anderson
                                                   Sherry E. Anderson
                                          Senior Vice President and Secretary





         Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



             SIGNATURE                             TITLE                                      DATE
             ---------                             -----                                      ----
                    *                              Chairman of the Board                      September 27, 1994
- ---------------------------------------------         (Principal Executive Officer)
        Harris J. Chustz


                    *                              Chief Executive Officer, President and     September 27, 1994
- ---------------------------------------------      Director (Principal Executive Officer)
        J. Terrell Brown



 /s/ Dale E. Redman                                Executive Vice President, Chief Financial  September 27, 1994
- ---------------------------------------------      Officer and Director
        Dale E. Redman                             (Principal Financial Officer)



                    *                              Senior Vice President and Controller       September 27, 1994
- ---------------------------------------------      (Principal Accounting Officer)
        Jesse O. Griffin



                    *                              Director                                   September 27, 1994
- ---------------------------------------------
        James J. Bailey, III

             SIGNATURE                             TITLE                                      DATE
             ---------                             -----                                      ----
                    *                              Director                                   September 27, 1994
- ---------------------------------------------
       Rober 72t H. Barrow



                                                   Director
- ---------------------------------------------
       Richard A. Campbell



                    *                              Director                                   September 27, 1994
- ---------------------------------------------
       Rober 72t D. Kilpatrick



                    *                              Director                                   September 27, 1994
- ---------------------------------------------
       O. Miles Pollard, Jr.



                    *                              Director                                   September 27, 1994
- ---------------------------------------------
       Charles S. Prosser, M.D.



                    *                              Director                                   September 27, 1994
- ---------------------------------------------
       William H. Wright, Jr.

* By /s/ DALE E. REDMAN
    -----------------------------------------
     Dale E. Redman
     Attorney-in-fact

                                 EXHIBIT INDEX




 Exhibit
  Number     Description of Document                                         Page Number
 -------     -----------------------                                         -----------
 1.1(1)      Form of Underwriting Agreement for Securities

 4.1(3)      Series A Junior Participating Preferred Stock Purchase Rights

 4.2(1)      Form of Senior Indenture

 4.3(1)      Form of Senior Note (included in Exhibit 4.2)

 4.4(1)      Form of Subordinated Indenture

 4.5(1)      Form of Subordinated Note (included in Exhibit 4.4)

 4.6(1)      Form of Articles of Amendment for Preferred Stock

 4.7(1)      Specimen Preferred Stock Certificate

 5.1(1) Opinion of Stroock & Stroock & Lavan regarding legality of securities being registered

 5.2(1)      Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional Law
             Corporation) regarding legality of securities being registered

 12.1(1)     Statement of Computation of Ratio of Earnings to Fixed Charges

 12.2(1)     Statement of Computation of Ratio of Earnings to Combined Fixed
             Charges and Preferred Stock Dividends

 15.1(1) Letter of Deloitte & Touche LLP regarding unaudited financial information

 23.1(1)     Consent of Stroock & Stroock & Lavan (included in Exhibit 5.1)

 23.2(1)     Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional Law
             Corporation) (included in Exhibit 5.2)

 23.3(1)     Consent of Deloitte & Touche LLP

 24.1(2)     Powers of Attorney (included in Part II of this Registration
             Statement)

 25.1(1)     Statement of Eligibility of Senior Trustee on Form T-1

 25.2(1)     Statement of Eligibility of Subordinated Trustee on Form T-1



_______________


(1)      Filed herewith.



(2)      Previously filed.



(3) Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A, filed on August 5, 1994.